

June 29, 2022

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:     Amendments to Form 1

Enclosed please find the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1]  In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2]  Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2021 (the "ICE Organizational Chart").  The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchanges during the year ended December 31, 2021.  In addition, Ex. D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial

---

[1]     See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]     See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]     See id. at 5, and 82 FR 20671, at 20672.

**Martha Redding**
**Corporate Secretary & Associate General Counsel**

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
Martha.redding@ice.com
**ice.com**

statements pursuant to Commission Rule 17a-5.  Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).  Ex. D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021.  Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022.  Level 11 Analytics, LLC and RisQ, Inc. merged into Interactive Data Services, Inc. on May 23, 2022.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures



June 29, 2022

**VIA KITEWORKS**

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re:     ICE Organizational Chart

In connection with the 2022 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2022 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1]  In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications.  The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

---

[1]     See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]     See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]     See id. at 5, and 82 FR 20671, at 20672.

**Martha Redding**
**Corporate Secretary & Associate General Counsel**

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 | Fax: +1 212.656.8101
Martha.redding@ice.com
**ice.com**

Sincerely,

Enclosure



INTERCONTINENTAL EXCHANGE, INC.[7]
(NYSE: ICE)

ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)

Simplifile Holdings, Inc.

Simplifile LC

ICE Mortgage Services, LLC

MERSCORP Holdings, Inc.

Mortgage Electronic Registration Systems, Inc.

Interactive Data Holdings Corporation (Refer to page 4 for full structure)

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.

Hawk Enterprises 1, Inc.

Hawk Enterprises 2, LLC

Securities Evaluations, Inc.[5]

Intercontinental Exchange Property Protection, Inc.

Super Peach Acquisition Sponsor, LLC

Super Peach Acquisition Corp.

ICE Data Derivatives, Inc.

Intercontinental Exchange Israel Ltd.

Super Derivatives (Singapore) Pte. Ltd.

Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)

Super Derivatives UK Limited

Super Derivatives (Australia) Pty Limited

ICE Data Indices, LLC

ICE 5660, LLC

ICE 4165, LLC

ICE eConfirm LLC

ICE Brazil Technology, LLC

Enterprises Aviation, LLC

ICE Trade Vault, LLC[3]

Chatham Energy, LLC

CalRock Brokers Inc.[6, 17]

10531561 Canada Inc.

ICE NGX Canada Inc.[3,17]

ICE NGX U.S. Inc.

Alberta Watt Exchange Ltd.

DCFB LLC

ICE Markets Inc.

ICE Markets Corporation

ICE Data Management Group, LLC

ICE Data Investment Group, LLC

ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)

Pit Trader, LLC

ICE U.S. OTC Commodity Markets, LLC

ICE Clear U.S., Inc.[3] (fka New York Clearing Corporation, Inc.)

eCops, LLC

New York Futures Clearing Corporation (Dormant)

Commodities Exchange Center (Dormant)

NYSE LIFFE Holdings, LLC

NYSE LIFFE US LLC

Bakkt Management Holdings, LLC

ICE Credit SEF LLC

ICE Futures U.S., Inc.[3] (fka Board of Trade of City of New York, Inc.)

BRIX Holding Company, LLC

ICE Execution Services, LLC (fka Ballista Securities LLC)

Ballista Holdings, LLC

Trebuchet Holdings, LLC

ICE Middle East Investments, LLC

ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)

ICE Futures Abu Dhabi Limited[2, 3, 12, 20, 22]

ICE U.S. Holding Company GP LLC

ICE US Holding Company LP LLC

ICE US Holding Company LP <1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies

The Clearing Corporation[3] (Dormant)

Guaranty Clearing Corporation (Dormant[3])

onExchange Board of Trade (Dormant[3])

onExchange Clearing Corporation (Dormant[3])

ICE Clear Credit LLC[3, 5]

Radiate, Inc.

Creditex Holdco, LLC

NYSE International B.V.

NYSE (Holding) BV

NYSE Finance BV

Creditex Group, Inc.

ICE Processing, LLC (fka T-Zero Processing Services, LLC)

Creditex, LLC

Creditex Singapore Pte Limited

CreditTrade, Inc.

ICE Bonds Securities Corporation (fka Creditex Securities Corporation)[3, 4, 5, 6 & 18]

QW Holdings, LLC

Q-WIXX B Sub, LLC

Q-WIXX International Limited

TradeCapture OTC Holdings, Inc.

TradeCapture OTC Corp

Tap and Trade, Inc.

ICE ETF Hub, LLC

ICE Securities Execution & Clearing, LLC[4, 5, 18]

TheDebtCenter, L.L.C.

TMC Bonds, L.L.C.[19]

ICE Swap Trade, LLC[3]

ICE Credit Hub, LLC

NYSE Holdings LLC (Refer to Page 2 for full structure)

Intercontinental Exchange International, Inc.

ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)

ICE UK GP, LLC

ICE UK LP, LLC

ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)

ICE Europe Parent Limited

Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

UNITED STATES

FOREIGN AFFILIATE



# ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

# ICE Corporate Structure as of June 1, 2022

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





# ICE Corporate Structure as of June 1, 2022
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



## ICE Corporate Structure as of June 1, 2022
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



**WARNING:** Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

**INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS**

[ ] APPLICATION          [✔] AMENDMENT

1. State the name of the applicant: New York Stock Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   22001166

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938                          212-656-8101

   (Telephone)                          (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding          Corporate Secretary          212-656-2938

   (Name)                    (Title)                    (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: [ ] Corporation    [ ] Sole Proprietorship    [ ] Partnership
   [✔] Limited Liability Company    [ ] Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/14/05          (b) State/Country of formation: New York

   (c) Statute under which applicant was organized: New York Limited Liability Company Act

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/22
(MM/DD/YY)

New York Stock Exchange LLC
(Name of applicant)

By: _____
(Signature)

Martha Redding, Corporate Secretary
(Printed Name and Title)

Subscribed and sworn before me this 29th day of June , 2022 by _____
                                                    (Month)    (Year)         (Notary Public)

My Commission expires May 29, 2024 County of Westchester State of New York

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires May 29, 2024

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

-------------------------------------------------------------

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NEW YORK STOCK EXCHANGE LLC

---------------------------------------------------

June 2022

-------------------------------------------------

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC


JUNE 2022

The Thirteenth Amended and Restated Operating Agreement of New York Stock Exchange LLC and additional information regarding New York Stock Exchange LLC are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Information Memos are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

EXHIBIT C

Information in respect of each subsidiary or affiliate of New York Stock Exchange LLC, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

The unconsolidated financial statements for each subsidiary or affiliate of New York Stock Exchange LLC (the "Exchange") for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of essDOCS Americas Limited and Trade Cert USA Ltd, because such entities were not affiliates of the Exchange during the year ended December 31, 2021.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds Securities Corporation, or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Igloo Intermediate Corporation, Level 11 Analytics, LLC and RisQ, Inc., as they were in existence during the year ended December 31, 2021. Igloo Intermediate Corporation merged into Interactive Data Holdings Corporation on May 23, 2022. Level 11 Analytics, LLC and RisQ, Inc. both merged into Interactive Data Services, Inc. on May 23, 2022.



# NYSE AMEX Options LLC
## BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 465 |
| Accounts Receivable, Net of Allowance | | 4,706 |
| Prepaid Expenses and Other Current Assets | | 245 |
| Due from affiliates | | 237,582 |
| Income tax receivable | | 1,254 |
| **Current assets** | | 244,252 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 89,412 |
| Investment in subsidiary | 59,971 |
| **Other non-current assets** | 149,383 |
| **Assets** | 393,635 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 628 |
| SEC fees payable | 1,613 |
| **Current liabilities** | 2,241 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 0 |
| **Non-Current liabilities** | 0 |
| **Liabilities** | 2,241 |

| | |
|---|---:|
| **Noncontrolling Interest** | (27,418) |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 529 |
| Retained earnings | | 418,283 |
| **Equity** | | 418,812 |
| **Total liabilities and equity** | $ | 393,635 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE AMEX Options LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 74,298 |
| Data services fees, net | | 9,935 |
| Other revenues | | 36,986 |
| Transaction based expenses | | (7,493) |
| **Total revenue, less transaction-based expenses** | | **113,726** |
| Professional services | | 45 |
| Technology and communication | | 2,758 |
| Selling, general and administrative | | (12) |
| Affiliate expense | | 44,584 |
| **Operating expenses** | | **47,375** |
| **Operating income** | | **66,351** |
| Interest income | | (27) |
| **Other expense, net** | | **(27)** |
| **Pre-tax net income** | | **66,324** |
| Income tax expense | | 892 |
| **Net income** | | **65,432** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Andrew Kalotay Associates, Inc.
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 460 |
| Accounts Receivable, Net | | 171 |
| Prepaid expenses and other current assets | | 1 |
| **Current assets** | | 632 |
| | | |
| **NONCURRENT ASSETS:** | | |
| Goodwill | | 3,159 |
| Other Intangibles, Net | | 1,671 |
| **Noncurrent assets** | | 4,830 |
| | | |
| **Total assets** | $ | 5,462 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 38 |
| Intercompany | | 150 |
| Deferred Revenue | | 57 |
| **Current liabilities** | | 245 |
| | | |
| **NONCURRENT LIABILITIES:** | | |
| Deferred Tax Liabilities  Non Current | | 454 |
| **Noncurrent liabilities** | | 454 |
| | | |
| **Total liabilities** | $ | 699 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 4,763 |
| **Total equity** | | 4,763 |
| | | |
| **Total liabilities and equity** | $ | 5,462 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Andrew Kalotay Associates, Inc.
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | |
|---|---|
| **Revenue:** | |
| Fixed Income Data Services | 479 |
| **Total Revenue** | 479 |
| | |
| **Expenses:** | |
| Compensation and Benefits | 2 |
| Technology and communications | 16 |
| Rent and other occupancy | 27 |
| Selling, general and administration | 1 |
| Amortization and depreciation | 119 |
| **Operating expenses** | 165 |
| **Operating income** | 314 |
| | |
| **Income Tax Expense** | 81 |
| | |
| **Net income** | $ 233 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# BAKKT Management Holdings, LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Ballista Holdings, LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)
## (In thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |
| | | |
| **OTHER NONCURRENT ASSETS** | | |
| Investment in affiliate | | 3,103 |
| Goodwill | | 1,131 |
| **Other noncurrent assets** | | 4,234 |
| | | |
| **Total assets** | $ | **4,234** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | 4,691 |
| **Current liabilities** | | 4,691 |
| | | |
| **Total liabilities** | | **4,691** |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (457) |
| **Equity** | | **(457)** |
| | | |
| **Total liabilities and equity** | $ | **4,234** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrin adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchar Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.



**Ballista Holdings, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

**OPERATING EXPENSES:**

| | | |
|---|---|---|
| Selling, general & administration | $ | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# BRIX Holding Company, LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)
## (In thousands)

| | | |
|---|---|---:|
| **Total assets** | $ | - |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliate | $ | 1 |
| **Current liabilities** | | 1 |
| | | |
| **Total liabilities** | | **1** |
| | | |
| **EQUITY:** | | |
| Member capital | | 2,703 |
| Retained deficit | | (2,704) |
| **Equity** | | **(1)** |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**BRIX Holding Company, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

.

**OTHER EXPENSE:**

| | | |
|---|---|---|
| Other expense | | 0 |
| **Other expense** | | **0** |
| | | |
| **Net loss** | $ | **0** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chatham Energy, LLC**
**Balance Sheet**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Due from affiliate | $ | 28,944 |
| **Current assets** | | 28,944 |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Goodwill | | 5,403 |
| **Other non-current assets** | | 5,403 |
| | | |
| **Total assets** | $ | **34,347** |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 4 |
| Accrued salaries and benefits | | 3 |
| **Current liabilities** | | 7 |
| | | |
| **Total liabilities** | | **7** |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | 29,099 |
| Retained Earnings | | 5,241 |
| **Equity** | | **34,340** |
| | | |
| **Total liabilities and equity** | $ | **34,347** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chatham Energy, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---:|
| Revenue from affiliate | $ | 1,895 |
| **Operating revenues** | | **1,895** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 564 |
| Professional services | 8 |
| Rent and occupancy | 59 |
| Technology and communication | 31 |
| Depreciation and amortization expense | 895 |
| Intercompany affiliate expense | 206 |
| **Operating expenses** | **1,763** |
| | |
| **Net income** | $ 132 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Chicago Climate Exchange, Inc.
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)
## (In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 56 |
| Due from affiliates | | 763 |
| **Current assets** | | 819 |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---:|
| Investment in subsidiary | | 33,332 |
| **Other non-current assets** | | 33,332 |
| **Total assets** | $ | **34,151** |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 5 |
| **Current liabilities** | | 5 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Deferred tax liabilities - non-current | | 10,307 |
| **Non-current liabilities** | | 10,307 |
| **Total liabilities** | | **10,312** |

**EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 1,950 |
| Retained earnings | | 18,824 |
| Accumulated other comprehensive income | | 3,065 |
| **Equity** | | **23,839** |
| **Total liabilities and equity** | $ | **34,151** |



**Chicago Climate Exchange, Inc.**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general & administration | | 26 |
| **Operating expenses** | | **26** |
| | | |
| **Operating loss** | | **(26)** |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | **0** |
| | | |
| **Pre-tax net loss** | | **(26)** |
| | | |
| Income tax benefit | | 1,861 |
| | | |
| **Net income** | $ | **1,835** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Chicago Climate Futures Exchange, LLC
# Balance Sheet
## As Of December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |
| | | |
| **OTHER NON-CURRENT ASSETS** | | |
| Investment in subsidary | | 2,529 |
| **Other non-current assets** | | 2,529 |
| | | |
| **Total Assets** | $ | **2,529** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 2,529 |
| **Member Equity** | | **2,529** |
| | | |
| **Total Liabilities and Member Equity** | $ | **2,529** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Chicago Climate Futures Exchange, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CHXBD, LLC
## Balance Sheet
## As of December 31, 2021
(Unaudited)

(in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 122 |
| Due from affiliates, net | | 16 |
| **Current assets** | | 138 |
| | | |
| **Total assets** | $ | 138 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Due to affilates, net | $ | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |

**Equity:**

| | | |
|---|---|---:|
| Net loss | | (2) |
| Retained earnings | | 140 |
| **Total equity** | | 138 |
| | | |
| **Total liabilities and equity** | $ | 138 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CHXBD, LLC**
**Statement of Income**
**Year Ended December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | |
| Selling, general and adminstrative | | 2 |
| **Operating expenses** | | 2 |
| **Operating loss** | | (2) |
| | | |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (2) |
| Income tax benefit | | - |
| **Net loss** | $ | (2) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## Commodities Exchange Center
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total Assets** | $ | **1** |

**LIABILITIES AND MEMBER EQUITY:**

.

**MEMBER EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Member equity** | | **1** |

| | | |
|---|---|---:|
| **Total member equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDIT MARKET ANALYSIS USA, Inc.
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,264 |
| Income tax receivable | | 502 |
| **Current assets** | | 1,766 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment cost | 1,354 |
| Accumulated depreciation | (1,254) |
| **Property and equipement, net** | 100 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax assets- noncurrent | 1,007 |
| **Other non-current assets** | 1,007 |
| **Assets** | 2,873 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 0 |
| Accrued salaries and benefits | 145 |
| Due to affiliates | 3,794 |
| **Current liabilities** | 3,939 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 604 |
| Retained deficit | | (1,670) |
| **Equity** | | (1,066) |
| **Total liabilities and equity** | $ | 2,873 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDIT MARKET ANALYSIS USA, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**

| | | |
|---|---|---:|
| Affiliate income | $ | 1,156 |
| **Total revenue** | | **1,156** |
| | | |
| Compensation and benefits | | 731 |
| Technology and communication | | 2 |
| Rent and Other Occupancy | | 78 |
| Selling, general and administrative | | 5 |
| Depreciation and amortization | | 299 |
| **Operating expenses** | | **1,115** |
| **Operating income** | | **41** |
| | | |
| Other income, net | | 1 |
| **Other income, net** | | **1** |
| **Pre-tax net income** | | **42** |
| | | |
| Income tax expense | | 22 |
| **Net income** | | **20** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDITEX GROUP, INC.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 4,356 |
| | Prepaid expenses and other current assets | 178 |
| | Current income tax receivable | 75 |
| | **Current assets** | 4,609 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Operating Lease Right of Use Asset | 4,832 |
| | Property and equipment cost | 41,827 |
| | Accumulated depreciation | (32,008) |
| | **Property and equipment, net** | 14,651 |
| **OTHER NON-CURRENT ASSETS:** | | |
| | Goodwill | 358,772 |
| | Other noncurrent assets | 565 |
| | **Other non-current assets** | 359,337 |
| | **Assets** | 378,597 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 91 |
| | Accrued salaries and benefits | 7,812 |
| | Other Current Liabilities | 1,210 |
| | Due to affiliates, net | 440,494 |
| | **Current liabilities** | 449,607 |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred tax liabilities - noncurrent | 24,494 |
| | Other Non Current Liabilities | 4,340 |
| | **Non-current liabilities** | 28,834 |
| | **Liabilities** | 478,441 |
| **EQUITY:** | | |
| | Additional Paid in Capital | 37,340 |
| | Contributed capital | 415,909 |
| | Retained deficit | (554,788) |
| | Accumulated other comprehensive income | 1,695 |
| | **Equity** | (99,844) |
| | **Total liabilities and equity** | $ 378,597 |



# CREDITEX GROUP, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2021
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Transaction fees, net | $ | 63 |
| Affiliate revenue | | 31,763 |
| Total revenue | | 31,826 |
| | | |
| Compensation and benefits | | 27,727 |
| Professional services | | 771 |
| Technology and communications | | 356 |
| Rent and other occupancy | | 1,088 |
| Selling, general & administration | | 305 |
| Amortization & depreciation expense | | 7,480 |
| Service & license fees to affiliate | | 5,236 |
| Operating expenses | | 42,963 |
| Operating loss | | (11,137) |
| | | |
| Interest income | | (4) |
| Interest income from affiliates | | 33 |
| Other expense, net | | (184) |
| Other expense, net | | (155) |
| | | |
| Pre-tax net loss | | (11,292) |
| Income tax benefit | | 2,061 |
| Net loss | $ | (9,231) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Creditex Holdco, LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | $ | 1 |
| **Total assets** | | **1** |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Member equity** | | **1** |
| **Total Equity** | $ | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX, LLC
# BALANCE SHEET
### As of December 31, 2021
### (Unaudited)
### (In thousands)

**ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 75 |
| Accounts receivable, net of allowance | | 1,004 |
| Prepaid Expenses and Other Current Assets | | 4 |
| Due from affiliates, net | | 510,387 |
| **Assets** | $ | 511,470 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | - |
| **Liabilities** | | - |
| Contributed capital | | 90,241 |
| Retained earnings | | 421,229 |
| **Equity** | $ | 511,470 |
| **Total liabilities and equity** | $ | 511,470 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITEX, LLC
## STATEMENT OF INCOME
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| Transaction fees, net | $ | 3,430 |
| **Total revenue** | | 3,430 |
| | | |
| Selling, general & administration | | 12 |
| Affiliate expense | | 180 |
| **Operating expenses** | | 192 |
| | | |
| **Operating income** | | 3,238 |
| | | |
| Other expense, net | | (37) |
| | | |
| **Pre-tax net income** | | 3,201 |
| | | |
| **Net income** | $ | 3,201 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**CREDITTRADE, INC.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**

## CURRENT ASSETS:

| | | |
|---|---|---:|
| Income Tax Receivable | | 578 |
| | Current Assets | 578 |

## OTHER NONCURRENT ASSETS:

| | | | |
|---|---|---|---:|
| Deferred tax asset - noncurrent | | $ | 553 |
| | Other noncurrent assets | | 553 |
| | Assets | $ | 1,131 |

## LIABILITIES and EQUITY:

## CURRENT LIABILITIES:

| | | |
|---|---|---:|
| Due to affiliates, net | | 1,372 |
| | Current liabilities | 1,372 |

## EQUITY:

| | | | |
|---|---|---|---:|
| Retained deficit | | | (194,402) |
| Contributed Capital | | | 193,580 |
| Accumulated other comprehensive income | | | 581 |
| | Equity | | (241) |
| | Total liabilities and equity | $ | 1,131 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# CREDITTRADE, INC.
## STATEMENT OF INCOME
### Year Ended December 31, 2021
### (Unaudited)
### (In thousands)

| | | |
|---|---|---:|
| Total revenue | $ | - |
| | | - |
| Operating expenses | | - |
| Operating income | | - |
| Pre-tax net income | | - |
| Income tax expense | | 222 |
| Net loss | $ | (222) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# DCFB LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | **1** |

| | | |
|---|---|---|
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of non-recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# eCops, LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | **$** | **1** |

**LIABILITIES AND MEMBER EQUITY:**

.

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member Equity** | | **1** |
| **Total Member Equity** | **$** | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



**Electric Railroad LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and Cash Equivalents | $ | - |
| Prepaid expenses and other current assets | | 22 |
| Due from affiliate | | 1,891 |
| **Current assets** | | 1,913 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Deferred Tax Asset | | 88 |
| **Non-current assets** | | 88 |
| | | |
| **Total assets** | $ | 2,001 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 31 |
| Accrued salaries and benefits | | 232 |
| Income Tax Payable | | 3 |
| Deferred Revenue | | 0 |
| **Current liabilities** | | **266** |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 829 |
| Retained earnings | | 906 |
| **Equity** | | **1,735** |
| | | |
| **Total liability and equity** | $ | 2,001 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Enterprises Aviation, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | (724) |
| **Operating expenses** | | **(724)** |
| | | |
| **Pre-tax net income** | | 724 |
| Income tax expense | | 201 |
| **Net Income** | $ | **523** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# FINRA/NYSE Trade Reporting Facility LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Equity** | | **1** |

| | | |
|---|---|---:|
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Guaranty Clearing Corporation**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | **1** |

| | | |
|---|---|---|
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Hawk Enterprises 1, Inc.**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---:|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---:|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Excha Commission.



**Hawk Enterprises 2, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| | | |
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



# Hercules Solutions LLC
## Balance Sheet
### As of December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 191 |
| **Current assets** | | 191 |
| | | |
| **NONCURRENT ASSETS:** | | |
| Other Intangibles, Net | | 5,337 |
| Investment in subsidiary | | 151 |
| **Noncurrent assets** | | 5,488 |
| | | |
| **Total assets** | $ | 5,679 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Intercompany | $ | 280 |
| **Current liabilities** | | 280 |
| | | |
| **NONCURRENT LIABILITIES:** | | |
| Operating Lease Liability Long-Term | | (5) |
| **Noncurrent liabilities** | | (5) |
| | | |
| **Total liabilities** | $ | 275 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 5,404 |
| **Total equity** | | 5,404 |
| | | |
| **Total liabilities and equity** | $ | 5,679 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Hercules Solutions LLC
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| OTC Revenue | 72 |
| **Total Revenue** | 72 |
| | |
| **Expenses:** | |
| Professional | 48 |
| Technology and communications | 22 |
| Selling, general and administration | (1) |
| Amortization and depreciation | 600 |
| **Operating expenses** | 669 |
| **Operating income** | (597) |
| | |
| **Net income** | $ (597) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Highway Networks LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE 4165, LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Cash Clearing | | |
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | $ | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE 5660, LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | (566) |
| Current assets | | (566) |
| | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 140,617 |
| Accumulated depreciation | | (61,709) |
| Property and equipment, net | | 78,908 |
| | | |
| **NON-CURRENT ASSETS** | | |
| Other non-current assets | | 138 |
| Non-current assets | | 138 |
| | | |
| Total assets | $ | 78,480 |
| | | |
| **LIABILITIES AND EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 731 |
| Due to affiliate | | 134,705 |
| Other | | 60 |
| Current liabilities | | 135,496 |
| | | |
| Total liabilities | | 135,496 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | (13,007) |
| Retained deficit | | (81,785) |
| Equity | | (94,792) |
| | | |
| Total liabilities and equity | $ | 40,704 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE 5660, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Total Revenue** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Professional Services | | 466 |
| Rent and other occupancy | | 3,224 |
| Selling, general and administrative | | 1,399 |
| Amortization and depreciation expense | | 7,918 |
| **Operating expenses** | | **13,007** |
| | | |
| **Net loss** | $ | **(13,007)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Atrium Inc.
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 840 |
| Prepaid expenses and other current assets | | 171 |
| **Current assets** | | 1,011 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 1,750 |
| Accumulated depreciation | (1,208) |
| **Property and equipment, net** | 542 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 1,126 |
| **Other non-current assets** | 1,126 |
| **Assets** | 2,679 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 270 |
| Accrued salaries and benefits | 360 |
| Income Tax Payable | (31) |
| Due to affiliates | 15,498 |
| **Current liabilities** | 16,097 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | (594) |
| **Non-current liabilities** | (594) |
| **Liabilities** | 15,503 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 330 |
| Retained deficit | | (13,154) |
| **Equity** | | (12,824) |
| **Total liabilities and equity** | $ | 2,679 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Atrium Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | - |
| **Total revenue** | | **0** |
| Compensation and benefits | | 1,617 |
| Professional Services | | 17 |
| Technology and communication | | 1,530 |
| Rent and occupancy | | 61 |
| Selling, general and administrative | | 7 |
| Depreciation and amortization | | 299 |
| Affiliate expense | | 1,067 |
| **Operating expenses** | | **4,598** |
| **Operating loss** | | **(4,598)** |
| Other expense (income), net | | 8 |
| **Other expense, net** | | **8** |
| **Pre-tax net loss** | | **(4,606)** |
| Income tax benefit | | 1,164 |
| **Net loss** | | **(3,442)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE BRAZIL TECHNOLOGY, LLC
# BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Due from affiliate | $ | 338 |
| **Current assets** | | 338 |
| | | |
| **Assets** | | 338 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 338 |
| **Equity** | | 338 |
| **Total liabilities and equity** | $ | 338 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE BRAZIL TECHNOLOGY, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**

| | |
|---|---:|
| **Total revenue** | $ - |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| **Pre-tax net income** | - |
| **Income tax expense** | - |
| **Net income** | - |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Clear Credit LLC**

**Balance Sheet**

**As of December 31, 2021**

(Unaudited)

(in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 40,192 |
| Cash - clearing member deposits | | 43,324,241 |
| Accounts receivable, net of allowance | | 8,702 |
| Restricted Cash | | 111,700 |
| Prepaid expenses and other current assets | | 6,909 |
| **Current Assets** | | 43,491,744 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment cost | | 63,389 |
| Accumulated depreciation | | (49,274) |
| **Property and equipment, net** | | 14,115 |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Restricted cash long term | | 50,000 |
| **Other noncurrent assets** | | 50,000 |
| | | |
| **Assets** | $ | 43,555,859 |
| | | |
| **LIABILITIES and MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 7,084 |
| Accrued salaries and benefits | | 5,448 |
| Due From Affiliates | | 6,819 |
| Margin deposits and guaranty funds | | 43,324,241 |
| Deferred revenue | | 3,459 |
| **Current liabilities** | | 43,347,051 |
| | | |
| **NONCURRENT LIABILITIES:** | | |
| Other Non Current Liabilities | | 235 |
| **Noncurrent liabilities** | | 235 |
| | | |
| **Liabilities** | | 43,347,286 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 126,800 |
| Retained earnings | | 81,773 |
| **Total equity** | | 208,573 |
| | | |
| **Total liabilities and equity** | $ | 43,555,859 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Clear Credit LLC
## Statement of Income
## Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Credit and Other | $ | 144,128 |
| Fixed Income Data Services | | 269 |
| Affiliate revenue | | 3,926 |
| **Total Revenue** | | 148,323 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 17,944 |
| Professional services | | 607 |
| Technology and communication | | 5,687 |
| Rent and occupancy | | 895 |
| Selling, general and administrative | | 1,135 |
| Depreciation and amortization | | 9,262 |
| Service and license fees to affiliates | | 25,792 |
| **Operating Expenses** | | 61,322 |
| **Operating Income** | | 87,001 |
| | | |
| Other expense, net | | (4,404) |
| **Pre-Tax Net Income** | | 82,597 |
| Income tax expense | | - |
| **Net Income** | $ | 82,597 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Clear U.S., Inc.
# Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Cash and cash equivalents | 19,446 |
| Margin deposits and guaranty funds | 8,069,550 |
| Restricted Cash | 112,400 |
| Accounts receivable, net of allowance | 47,183 |
| Prepaid expenses and other current assets | 1,656 |
| Current assets | 8,250,235 |
| | |
| **Other non-current assets:** | |
| Restricted Cash LT | 83,000 |
| Deferred tax asset - noncurrent | 3,451 |
| **Other non-current assets** | 86,451 |
| | |
| **Total assets** | 8,336,686 |
| | |
| | |
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 968 |
| Accrued salaries and benefits | 454 |
| Margin deposits and guaranty funds | 8,069,551 |
| Deferred Revenue | 1,400 |
| Due to affiliates, net | 58,515 |
| **Current liabilities** | 8,130,888 |
| | |
| **NONCURRENT LIABILITIES:** | |
| Other noncurrent liabilities | 13,209 |
| Noncurrent portion of licensing agreement | - |
| **Noncurrent Liabilities** | 13,209 |
| | |
| **Total liabilities** | 8,144,097 |
| | |
| **Equity:** | |
| Contributed capital | 66,142 |
| Retained earnings | 126,447 |
| **Total equity** | 192,589 |
| | |
| **Total liabilities and equity** | 8,336,686 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Clear U.S., Inc.**
**Statement of Income**
**Year Ended December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 319,721 |
| Other revenues | | 32,170 |
| Service and license fees for affiliates | | 1,963 |
| **Total revenues** | | 353,854 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 10,402 |
| Professional services | | 965 |
| Technology and communication | | 1,021 |
| Rent and occupancy | | 991 |
| Selling, general and adminstrative | | 3,082 |
| Service and license fees to affiliates | | 65,165 |
| **Operating expenses** | | 81,626 |
| **Operating income** | | 272,228 |
| Other income, net | | 943 |
| Interest expense to affiliates | | (513) |
| **Other income, net** | | 430 |
| **Pre-tax net income** | | 272,658 |
| Income tax expense | | 53,205 |
| **Net income** | $ | 219,453 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Credit Hub, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | |
|---|---:|
| **CURRENT ASSETS** | |
| Prepaid expenses and Other Current Assets | 1 |
| Income Tax Receivable | 2 |
| | 3 |
| | |
| **PROPERTY PLANT AND EQUIPMENT:** | |
| Property and equipment cost | 4,583 |
| Accumulated depreciation | (4,570) |
| **Property and equipment net** | 13 |
| | |
| **OTHER NONCURRENT ASSETS** | |
| Goodwill | 4,776 |
| **Other noncurrent assets** | 4,776 |
| | |
| **Total assets** | $ 4,792 |
| | |
| **LIABILITIES AND MEMBER EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Due to affiliate | 22,443 |
| **Current liabilities** | 22,443 |
| | |
| **Total liabilities** | **22,443** |
| | |
| **EQUITY:** | |
| Contributed capital | 8,940 |
| Retained deficit | (26,591) |
| **Equity** | **(17,651)** |
| | |
| **Total liabilities and equity** | $ 4,792 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**ICE Credit Hub, LLC**
**Income Statement**
**As Of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Transaction fees, net | $ | - |
| **Operating revenues** | | **-** |
| | | |
| **OPERATING EXPENSES:** | | |
| Amortization & depreciation expense | | 291 |
| **Operating expenses** | | **291** |
| | | |
| **Pre-tax net loss** | | **(291)** |
| Income tax expense | | 1 |
| **Net loss** | $ | **(292)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Credit SEF LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Analytics, LLC
# Balance Sheet
# As of December 31, 2021
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---|
| Accounts receivable, net of allowance | 4,967 |
| Prepaid expenses and other current assets | 100 |
| Income tax receivable | 9 |
| Due from affiliates, net | 375,084 |
| **Current assets** | 380,160 |

**Property and equipment:**

| | |
|---|---|
| Property and equipment cost | 44,105 |
| Accumulated depreciation | (27,819) |
| Operating Lease Right of Use Asset | 785 |
| **Property and equipment, net** | 17,071 |

**Other non-current assets:**

| | |
|---|---|
| Other noncurrent assets | 154 |
| **Other non-current assets** | 154 |

| | | |
|---|---|---|
| **Total assets** | $ | 397,385 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 295 |
| Accrued salaries and benefits | 4,891 |
| Other Current Liabilities | 1,697 |
| Deferred revenue | 570 |
| **Current liabilities** | 7,453 |

**Non-current liabilities:**

| | |
|---|---|
| Other noncurrent liabilities | 3,971 |
| **Non-current liabilities** | 3,971 |

| | |
|---|---|
| **Total liabilities** | 11,424 |

**Equity:**

| | |
|---|---|
| Contributed capital | 6,894 |
| Retained earnings | 379,067 |
| **Total equity** | 385,961 |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 397,385 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Analytics, LLC**
**Statement of Income**
**As of December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 29,645 |
| **Total revenues** | | 29,645 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 12,441 |
| Professional services | | 667 |
| Technology and communication | | 1,284 |
| Rent and occupancy | | 2,974 |
| Selling, general and administrative | | 93 |
| Depreciation and amortization | | 9,158 |
| **Operating expenses** | | 26,617 |
| | | |
| **Operating income** | | 3,028 |
| Other income, net | | 2 |
| **Pre-tax net income** | | 3,030 |
| Income tax expense | | 2 |
| **Net income** | $ | 3,028 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Connectivity & Feeds, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---|
| Accounts receivable, net of allowance | 15,184 |
| Income tax receivable | 8 |
| Due from affiliates, net | 28,581 |
| Prepaid expenses and other current assets | 66 |
| **Current assets** | 43,839 |

**Property and equipment:**

| | |
|---|---|
| Property and equipment cost | 19,648 |
| Accumulated depreciation | (15,049) |
| **Property and equipment, net** | 4,599 |

**Other non-current assets:**

| | |
|---|---|
| Other noncurrent assets | 25 |
| Deferred tax assets- non-current | 4,620 |
| **Other non-current assets** | 4,645 |

| | | |
|---|---|---|
| **Total assets** | $ | 53,083 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 3,766 |
| Accrued salaries and benefits | 5,546 |
| Deferred revenue | 7 |
| Due to affiliates, net | 202,387 |
| **Current liabilities** | 211,706 |

**Non-current liabilities:**

| | |
|---|---|
| Other noncurrent liabilities | 132 |
| **Non-current liabilities** | 132 |

| | |
|---|---|
| **Total liabilities** | 211,838 |

**Equity:**

| | |
|---|---|
| Contributed capital | 7,363 |
| Retained deficit | (166,118) |
| **Total equity** | (158,755) |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 53,083 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Connectivity & Feeds, Inc.
## Statement of Income
## As of December 31, 2021
### (Unaudited)
### (in thousands)

**Revenues:**

| | | |
|---|---|---:|
| Data services fees, net | $ | 69,374 |
| **Total revenues** | | 69,374 |

**Expenses:**

| | |
|---|---:|
| Compensation and benefits | 29,287 |
| Professional services | 989 |
| Technology and communication | 17,728 |
| Rent and occupancy | 1,434 |
| Selling, general and administrative | 310 |
| Depreciation and amortization | 2,893 |
| Affiliate expense | 10,108 |
| **Operating expenses** | 62,749 |
| | |
| **Operating income** | 6,625 |
| | |
| Other expense, net | 169 |
| **Other expense, net** | 169 |
| | |
| **Pre-tax net income** | 6,456 |
| Income tax expense | 2,490 |
| **Net income** | $ 3,966 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Derivatives, Inc.**
**Balance Sheet**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | $ (63) |
| Accounts receivable, net of allowance | 17,469 |
| Prepaid expenses and other current assets | 269 |
| Current Income Tax Receivable | 23,882 |
| **Current assets** | **41,557** |
| | |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 65,133 |
| Accumulated depreciation | (49,280) |
| **Property and equipment, net** | **15,853** |
| | |
| **OTHER NON-CURRENT ASSETS:** | |
| Goodwill | 306,722 |
| Other intangibles, net | 3,535 |
| **Other non-current assets** | **310,257** |
| | |
| **Total assets** | **$ 367,667** |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | $ 2,283 |
| Accrued salaries and benefits | 319 |
| Due to affiliate | 55,311 |
| Deferred revenue, current | 26,150 |
| Income tax payable | - |
| **Current liabilities** | **84,063** |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Deferred tax liability- non-current | 4,719 |
| Other non-current liabilities | 2,022 |
| **Non-current liabilities** | **6,741** |
| | |
| **Total liabilities** | **90,804** |
| | |
| **EQUITY:** | |
| Additional paid-in-capital | 15,788 |
| Retained earnings | 261,075 |
| **Total equity** | **276,863** |
| | |
| **Total Liabilities and equity** | **$ 367,667** |



## ICE Data Derivatives, Inc.
## Statement of Income
## Year Ended December 31, 2021
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| Data services fees, net | $ | 58,013 |
| Affiliate revenue | | 100 |
| **Total revenue** | | **58,113** |
| | | |
| Compensation and benefits | | 2,011 |
| Professional services | | 201 |
| Technology and communication | | 10,106 |
| Rent and occupancy | | 2 |
| Selling, general and administrative | | 135 |
| Depreciation and amortization | | 9,951 |
| Affiliate expense | | 43,907 |
| **Operating expenses** | | **66,313** |
| **Operating loss** | | **(8,200)** |
| | | |
| Interest income | | 0 |
| Other income, net | | 745 |
| **Other income, net** | | **745** |
| | | |
| **Pre-tax net loss** | | **(7,455)** |
| Income tax benefit | | 1,669 |
| **Net loss** | | **(5,786)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Data Indices, LLC
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,042 |
| Accounts receivable, net of allowance | | 51,453 |
| Due from affiliates | | 8,089 |
| Income Tax Receivable | | 14 |
| Prepaid expenses and other current assets | | 507 |
| **Current assets** | | 61,105 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 12,596 |
| Accumulated depreciation | (6,722) |
| **Property and equipment, net** | 5,874 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 90,895 |
| Other intangibles, net | 19,513 |
| **Other non-current assets** | 110,408 |
| **Assets** | 177,387 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 4,047 |
| Accrued salaries and benefits | 3,701 |
| Deferred revenue | 10 |
| **Current liabilities** | 7,758 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Other non-current liabilities | 187 |
| **Liabilities** | 7,945 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid in capital | | 4,886 |
| Retained earnings | | 164,556 |
| **Equity** | | 169,442 |
| **Total liabilities and equity** | $ | 177,387 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Indices, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 105,945 |
| Affiliate revenues | | 1,070 |
| **Total revenue** | | **107,015** |
| Compensation and benefits | | 11,723 |
| Professional services | | 360 |
| Technology and communication | | 8,893 |
| Rent and Other Occupancy | | 480 |
| Selling, general and administrative | | 1,671 |
| Depreciation and amortization | | 10,544 |
| Affiliate expenses | | 5,869 |
| **Operating expenses** | | **39,540** |
| **Operating income** | | **67,475** |
| Affiliate interest expense | | 12 |
| Other expense | | 15 |
| **Other expense, net** | | **27** |
| **Pre-tax net income** | | **67,502** |
| Income tax expense | | 7 |
| **Net income** | | **67,495** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Investment Group, LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |

| | | |
|---|---|---|
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all d
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



**ICE Data, LP Controller: ICE Data Mgmt Grp, LLC**
**Balance Sheet**
**As of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and Cash Equivalents | | (60) |
| Accounts Receivable, net of allowance | | 14,376 |
| Prepaid Expenses and Other Current Assets | | 19 |
| Due from affiliates | | 172,389 |
| **Current Assets** | | 186,723 |
| | | |
| **PROPERTY PLANT AND EQUIPMENT:** | | |
| Property and equipment cost | | 79 |
| Accumulated depreciation | | (79) |
| **Property and equipment net** | | - |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Goodwill | | 78,302 |
| Other Intangibles, net | | 413 |
| **Other Noncurrent Assets** | | 78,714 |
| | | |
| **Total assets** | $ | 265,438 |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 1,316 |
| Accrued salaries and benefits | | 2,296 |
| Income taxes payable | | 41 |
| Deferred Revenue | | 2,378 |
| **Current Liabilities** | | **6,032** |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - noncurrent | | 250 |
| **Non-current Liabilities** | | **250** |
| | | |
| **Total liabilities** | | **6,282** |
| . | | |
| **EQUITY:** | | |
| Retained Earnings | | 173,931 |
| Contributed Capital | | 85,225 |
| **Equity** | | **259,156** |
| | | |
| **Total liabilities and equity** | $ | 265,438 |
| . | | |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data, LP Controller: ICE Data Mgmt Grp, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **REVENUES:** | |
| Market data revenue | 48,039 |
| Revenue from affiliate, net | 3,444 |
| **Operating Revenues** | **51,484** |
| | |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 11,842 |
| Professional services | 173 |
| Rent and occupancy | 680 |
| Technology and communication | 2,535 |
| Selling, general & administrative | 1,363 |
| Depreciation & amortization expense | 100 |
| Intercompany expense | 5,724 |
| **Operating expenses** | **22,418** |
| | |
| **OTHER INCOME:** | |
| **Other expense** | **(16)** |
| | |
| **Pre-tax net income** | **29,049** |
| Income tax expense | 7,231 |
| **Net income** | **$ 21,818** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Management Group, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

.

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



# ICE Data Pricing & Reference Data, LLC
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Cash and cash equivalents | 3,167 |
| Accounts receivable, net of allowance | 155,002 |
| Prepaid expenses and other current assets | 5,087 |
| Income tax receivable | 25 |
| Due from affiliates, net | 4,222,639 |
| **Current assets** | 4,385,920 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 45,921 |
| Accumulated depreciation | (42,186) |
| Operating Lease Right of Use Asset | 9,789 |
| **Property and equipment, net** | 13,524 |
| **Total assets** | $ 4,399,444 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 32,849 |
| Accrued salaries and benefits | 15,144 |
| Other Current Liabilities | 4,994 |
| Deferred revenue | 1,598 |
| **Current liabilities** | 54,585 |

**Non-current liabilities:**

| | |
|---|---:|
| Other noncurrent liabilities | 14,377 |
| Deferred Revenue - Long term | 188 |
| **Non-current liabilities** | 14,565 |
| **Total liabilities** | 69,150 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 17,503 |
| Retained earnings | 4,312,791 |
| **Total equity** | 4,330,294 |
| **Total liabilities and equity** | $ 4,399,444 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Data Pricing & Reference Data, LLC
## Statement of Income
## As of December 31, 2021
### (Unaudited)
### (in thousands)

| | |
|---|---:|
| **Revenues:** | |
| Data services fees, net | 757,084 |
| Affiliate revenue | 15,270 |
| **Total revenues** | 772,354 |
| | |
| **Expenses:** | |
| Compensation and benefits | 72,922 |
| Professional services | 1,566 |
| Technology and communication | 67,280 |
| Rent and occupancy | 3,526 |
| Selling, general and administrative | 7,742 |
| Depreciation and amortization | 4,129 |
| Affiliate expense | 41,007 |
| **Operating expenses** | 198,172 |
| | |
| **Operating income** | 574,182 |
| Other expenses, net | 1,319 |
| **Pre-tax net income** | 572,863 |
| Income tax expense | 18 |
| **Net income** | $ 572,845 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services Wireless LLC**
**Balance Sheet**
**As of December 31, 2021**
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Cash and Cash Equivalents | 188 |
| Accounts receivable, net of allowance | 1,416 |
| Affiliate | 10,817 |
| Prepaid expenses and other current assets | 29 |
| **Current assets** | 12,450 |
| | |
| **Property and equipment:** | |
| Property and equipment cost | 4,846 |
| Accumulated depreciation | (4,129) |
| **Property and equipment, net** | 717 |
| | |
| **Other non-current assets:** | |
| Investment in subsidiaries | 478 |
| Goodwill | 212 |
| Other Intangibles, Net | 982 |
| **Other non-current assets** | 1,672 |
| | |
| **Total assets** | $ 14,839 |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | 837 |
| **Current liabilities** | 837 |
| | |
| **Total liabilities** | 837 |
| | |
| **Equity:** | |
| Retained deficit | 14,002 |
| **Total equity** | 14,002 |
| | |
| **Total liabilities and equity** | $ 14,839 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services Wireless LLC**
**Statement of Income**
**As of December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 7,897 |
| **Total revenues** | | 7,897 |
| | | |
| **Expenses:** | | |
| Professional services | | 67 |
| Technology and communication | | 4,341 |
| Selling, general and administrative | | (222) |
| Depreciation and amortization | | 785 |
| Affiliate expense | | 734 |
| **Operating expenses** | | 5,705 |
| | | |
| **Operating income** | | 2,192 |
| Affiliate interest income | | 18 |
| Other expense, net | | (1) |
| **Pre-tax net income** | | 2,209 |
| Income tax expense | | - |
| **Net income** | $ | 2,209 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services, Inc.**
**Balance Sheet**
**As of December 31, 2021**
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---|
| Accounts receivable, net of allowance | 822 |
| Prepaid expenses and other current assets | 4,367 |
| Current Income Tax Receivable | 1,468 |
| **Current assets** | 6,657 |

**Property and equipment:**

| | |
|---|---|
| Operating Lease Right of Use Asset | 14,053 |
| Property and equipment cost | 318,303 |
| Accumulated depreciation | (191,144) |
| **Property and equipment, net** | 141,212 |

**Other non-current assets:**

| | |
|---|---|
| Goodwill | 47,017 |
| Other Intangibles, Net | 17,219 |
| Investment in subsidiaries | 701,437 |
| Deferred tax assets- non-current | 300 |
| Other noncurrent assets | 11 |
| **Other non-current assets** | 765,984 |
| **Total assets** | $ 913,853 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 4,516 |
| Accrued salaries and benefits | 24,226 |
| Other current liabilities | 3,155 |
| Due to affiliates, net | 2,897,841 |
| **Current liabilities** | 2,929,738 |

**Non-current liabilities:**

| | |
|---|---|
| Other noncurrent liabilities | 17,501 |
| Accrued Employee Benefits - Long Term | 5,285 |
| **Non-current liabilities** | 22,786 |
| **Total liabilities** | 2,952,524 |

**Equity:**

| | |
|---|---|
| Contributed capital | 32,903 |
| Retained deficit | (2,071,574) |
| **Total equity** | (2,038,671) |
| **Total liabilities and equity** | $ 913,853 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Data Services, Inc.**
**Statement of Income**
**As of December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 4,331 |
| Affiliate revenue | | 84 |
| **Total revenues** | | 4,415 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 92,203 |
| Professional services | | 860 |
| Technology and communication | | 10,783 |
| Rent and occupancy | | 5,160 |
| Selling, general and administrative | | 7,790 |
| Depreciation and amortization | | 59,333 |
| Affiliate expense | | 50,137 |
| **Operating expenses** | | 226,266 |
| | | |
| **Operating loss** | | (221,851) |
| Affiliate interest income | | 4,332 |
| Other expense, net | | 27 |
| **Pre-tax net loss** | | (217,492) |
| Income tax expense | | 97,258 |
| **Net loss** | $ | (314,750) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE eConfirm LLC
# BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**CURRENT ASSETS:**

| | |
|---|---:|
| Cash and cash equivalents | $ 315 |
| Accounts receivable, net of allowance | 745 |
| Due from affiliates | 11,848 |
| **Current assets** | **12,908** |
| **Assets** | **12,908** |

**LIABILITIES and EQUITY:**

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Other non-current liabilities | 374 |
| **Non-current liabilities** | **374** |
| **Liabilities** | **374** |

**SHAREHOLDERS EQUITY:**

| | |
|---|---:|
| Retained earnings | 12,534 |
| **Equity** | **12,534** |
| **Total liabilities and equity** | **$ 12,908** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE eConfirm LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 5,985 |
| **Total revenue** | | **5,985** |
| Selling, general and administrative | | 17 |
| Professional services | | 39 |
| Affiliate expense | | 1,795 |
| **Operating expenses** | | **1,851** |
| **Operating income** | | **4,134** |
| Affiliate interest income | | 10 |
| **Other expense, net** | | **10** |
| **Pre-tax net income** | | **4,144** |
| **Net income** | | **4,144** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE ETF Hub, LLC
# Balance Sheet
## As of December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 302 |
| Accounts receivable, net of allowance | $ | 806 |
| **Current assets** | | 1,108 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 6,806 |
| Accumulated depreciation | | (1,623) |
| **Property and equipment, net** | | 5,183 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Investment in subsidiary | | 30,000 |
| **Other non-current assets** | | 30,000 |
| | | |
| **Total assets** | $ | 36,291 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 10 |
| Due to affiliates, net | | 8,298 |
| **Current liabilities** | | 8,308 |
| | | |
| **Total liabilities** | | 8,308 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 27,983 |
| **Total equity** | | 27,983 |
| | | |
| **Total liabilities and equity** | $ | 36,291 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE ETF Hub, LLC**
**Statement of Income**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **Revenue:** | | |
| Fixed Income & Data Services Revenues | $ | 1,088 |
| **Total Revenue** | | 1,088 |
| | | |
| **Expenses:** | | |
| Professional Services | | 25 |
| Rent and occupancy | | 69 |
| Selling, General and Administration | | 3 |
| Depreciation and amortization | | 1,054 |
| Affiliate expense | | 615 |
| **Operating expenses** | | 1,766 |
| **Operating loss** | | (678) |
| | | |
| Other Income (Expense) | | (1) |
| **Pre-tax net loss** | | (679) |
| | | |
| Income tax benefit | | - |
| **Net loss** | $ | (679) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Execution Services, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| Due to Affiliates | | 1,304 |
| **Current assets** | | 1,304 |
| | | |
| **Total Assets** | $ | **1,304** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **Total liabilities** | | **-** |
| | | |
| **EQUITY:** | | |
| Contributed Capital | | 759 |
| Retained earnings | | 545 |
| **Equity** | | **1,304** |
| | | |
| **Total liabilities and equity** | $ | **1,304** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



**ICE Execution Services, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---|
| **Total revenue** | | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general & administration | $ | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# ICE Futures U.S., Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,932 |
| Restricted cash | | 42,200 |
| Prepaid expenses and other current assets | | 431 |
| Due from affiliates, net | | 46,906 |
| **Current assets** | | 91,469 |

**Property and equipment:**

| | |
|---|---:|
| Property and equipment cost | 635 |
| Accumulated depreciation | (553) |
| **Property and equipment, net** | 82 |

**Other non-current assets:**

| | |
|---|---:|
| Goodwill | 912,536 |
| Other intangibles assets, net | 287,348 |
| Other noncurrent assets | 2,574 |
| **Other non-current assets** | 1,202,458 |

| | | |
|---|---|---:|
| **Total assets** | $ | 1,294,009 |

## LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 10,656 |
| Accrued salaries and benefits | | 2,972 |
| Deferred revenue | | 78 |
| Margin Deposits and Guaranty funds | | 22,684 |
| **Current liabilities** | | 36,390 |

**Non-current liabilities:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 76,836 |
| Other noncurrent liabilities | 5,386 |
| **Non-current liabilities** | 82,222 |

| | |
|---|---:|
| **Total liabilities** | 118,612 |

**Equity:**

| | |
|---|---:|
| Contributed capital | 29,082 |
| Retained earnings | 1,146,315 |
| **Total equity** | 1,175,397 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 1,294,009 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Futures U.S., Inc.
## Statement of Income
## Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 45,396 |
| Revenues from affiliates | | 133,810 |
| Other revenues | | 1,356 |
| **Total revenues** | | 180,562 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 13,198 |
| Professional services | | 76 |
| Technology and communication | | 26,194 |
| Rent and occupancy | | 671 |
| Selling, general and adminstrative | | 3,027 |
| Depreciation and amortization | | 2,046 |
| Service and license fees to affiliates | | 44,235 |
| **Operating expenses** | | 89,447 |
| **Operating income** | | 91,115 |
| | | |
| Other income, net | | 229 |
| **Other income, net** | | 229 |
| **Pre-tax net income** | | 91,344 |
| Income tax expense | | 22,994 |
| **Net income** | $ | 68,350 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Markets Inc.**
**Balance Sheet**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Income Tax Receivable | | 3 |
| Due from affiliates | | 33,287 |
| **Current Assets** | | 33,290 |
| | | |
| **OTHER NONCURRENT ASSETS:** | | |
| Deferred tax asset - noncurrent | | 604 |
| **Other Noncurrent Assets** | | 604 |
| | | |
| **Total assets** | $ | **33,894** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 33 |
| Accrued salaries and benefits | | 1,981 |
| **Current Liabilities** | | **2,014** |
| | | |
| **Total liabilities** | | **2,014** |
| | | |
| **EQUITY:** | | |
| Additional Paid in Capital | | 19,924 |
| Retained Earnings | | 11,955 |
| **Equity** | | **31,880** |
| | | |
| **Total liabilities and equity** | $ | **33,894** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Markets Inc.**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | |
|---|---|
| Affiliate revenue | 14,143 |
| **Operating Revenues** | **14,143** |
| | |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 8,075 |
| Professional services | 495 |
| Rent and occupancy | 492 |
| Technology and communication | 57 |
| Selling, general & administrative | 141 |
| Intercompany expense | 4,048 |
| **Operating expenses** | **13,308** |
| | |
| **Pre-tax net income** | 835 |
| | |
| Income tax expense | 400 |
| | |
| **Net income** | $ 435 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Middle East Investments, LLC**
**Balance Sheet**
**As of December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 894 |
| **Current assets** | | 894 |
| | | |
| **Other non-current assets:** | | |
| Investment in subsidiary | | 32,101 |
| **Other non-current assets** | | 32,101 |
| | | |
| **Total assets** | $ | 32,995 |

**LIABILITIES and EQUITY**

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Due to affiliates, net | $ | 2,726 |
| **Current liabilities** | | 2,726 |
| | | |
| **Total liabilities** | | 2,726 |
| | | |
| **Non-Controlling Interest** | | 9,001 |
| | | |
| **Equity:** | | |
| Retained earnings | | 21,268 |
| **Total equity** | | 21,268 |
| | | |
| **Total liabilities and equity** | $ | 32,995 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Middle East Investments, LLC
## Statement of Income
## Year Ended December 31, 2021
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | 1 |
| Affiliate expenses | | 1,523 |
| **Operating expenses** | | 1,524 |
| **Operating loss** | | (1,524) |
| Intercompany Interest Expense | | (2) |
| Other income, net | | 1 |
| **Other expense, net** | | (1) |
| **Pre-tax net loss** | | (1,525) |
| Income tax benefit | | 405 |
| **Net loss** | $ | (1,120) |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Mortgage Services, LLC
# BALANCE SHEET
## As of December 31, 2021

### (Unaudited)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | | $ 6 |
| | **Current assets** | 6 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 168,177 |
| Other intangibles | | 72,273 |
| Investment in subsidiary | | 203,694 |
| | **Other non-current assets** | 444,144 |
| | **Assets** | 444,150 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | 92,988 |
| | **Current liabilities** | 92,988 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liability - non current | | 30,865 |
| | **Non-current liabilities** | 30,865 |
| | **Liabilities** | 123,853 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 320,297 |
| | **Equity** | 320,297 |
| | **Total liabilities and equity** | $ 444,150 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Services, LLC**
**STATEMENT OF INCOME**
Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| Intercompany revenue | $ | - |
| **Total revenue** | | - |
| Depreciation and amortization | | 11,870 |
| **Operating expenses** | | **11,870** |
| **Operating loss** | | **(11,870)** |
| Interest expense | | - |
| Other income, net | | - |
| **Other expense, net** | | **-** |
| **Pre-tax net loss** | | **(11,870)** |
| Income tax benefit | | - |
| **Net loss** | | **(11,870)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## ICE Mortgage Technology Holdings, Inc.
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Income Tax Receivable | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

| | | |
|---|---|---|
| Due to affiliates, net | | 1 |
| **Total liabilities** | $ | **1** |
| . | | |
| **Total liabilities & Equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Technology, Inc.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**

| | |
|---|---:|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | 7,804 |
| Accounts receivable, net of allowance | 99,719 |
| Prepaid expenses and other current assets | 45,119 |
| Current Income tax receivable | 1,158 |
| Due from affiliates | 866,113 |
| **Current assets** | 1,019,913 |
| | |
| **PLANT PROPERTY AND EQUIPMENT:** | |
| Property and equipment | 190,724 |
| Accumulated depreciation | (43,191) |
| Operating Lease Right of Use Asset | 37,502 |
| **Property and equipment, net** | 185,035 |
| | |
| **OTHER NON-CURRENT ASSETS:** | |
| Goodwill | 7,739,380 |
| Other intangibles, net | 3,987,067 |
| Other non-current assets | 45,056 |
| **Other non-current assets** | 11,771,503 |
| | |
| **Assets** | 12,976,451 |
| | |
| **LIABILITIES and EQUITY:** | |
| | |
| **CURRENT LIABILITIES:** | |
| Accounts payable and accrued liabilities | 69,597 |
| Accrued salaries and benefits | 24,556 |
| Other current liabilities | 13,770 |
| Deferred revenue | 43,469 |
| **Current liabilities** | 151,392 |
| | |
| **NON-CURRENT LIABILITIES:** | |
| Deferred tax liabilities Non current | 1,092,906 |
| Deferred revenue - Long term | 15,485 |
| Other non-current liabilities | 107,520 |
| **Non-current liabilities** | 1,215,911 |
| | |
| **Liabilities** | 1,367,303 |
| | |
| **SHAREHOLDERS EQUITY:** | |
| Additional paid-in capital | 28,710 |
| Retained earnings | 11,580,438 |
| **Equity** | 11,609,148 |
| | |
| **Total liabilities and equity** | 12,976,451 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE Mortgage Technology, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Mortgage Technology Revenues | $ | 1,092,441 |
| **Total revenue** | | **1,092,441** |
| Compensation and benefits | | 231,538 |
| Professional services | | 33,016 |
| Acquisition-related transaction and integration costs | | 28,041 |
| Technology and communication | | 121,484 |
| Rent and occupancy | | 7,943 |
| Selling, general and administrative | | 18,029 |
| Depreciation and amortization | | 388,530 |
| Intercompany Expense | | 34,872 |
| **Operating expenses** | | **863,453** |
| **Operating income** | | **228,988** |
| Interest income | | 4 |
| Intercompany Interest Income | | 1,441 |
| Interest expense | | 73 |
| Other expense, net | | (1,273) |
| **Other income, net** | | **245** |
| **Pre-tax net income** | | **229,233** |
| **Income tax expense** | | 138,722 |
| **Net income** | | **90,511** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE NGX U.S. Inc.
# BALANCE SHEET
## As of December 31, 2021
### (Unaudited)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and Cash Equivalents | $ | 1,170 |
| Prepaid expenses and other current assets | | 1 |
| Due from affiliate | | 140 |
| Income tax receivable | | 69 |
| **Current assets** | | 1,380 |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 50 |
| Operating lease right of use asset | | 225 |
| Accumulated depreciation | | (35) |
| **Property and equipment, net** | | 240 |
| **Assets** | | 1,620 |
| **LIABILITIES and EQUITY:** | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | 108 |
| Accrued salaries and benefits | | 328 |
| Other current liabilities | | 53 |
| **Current liabilities** | | 489 |
| **NON-CURRENT LIABILITIES:** | | |
| Operating lease liability | | 179 |
| Deferred tax liability | | 5 |
| | | 184 |
| **Liabilities** | | 673 |
| **SHAREHOLDERS EQUITY:** | | |
| Retained earnings | | 820 |
| Accumulated other comprehensive income | | 127 |
| **Equity** | | 947 |
| **Total liabilities and equity** | $ | 1,620 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE NGX U.S. Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Other revenues | $ | 1,948 |
| **Total revenue** | | **1,948** |
| Compensation and benefits | | 1,643 |
| Professional Services | | 90 |
| Technology and communication | | 32 |
| Rent and other occupancy | | 61 |
| Selling, general and administrative | | 12 |
| Depreciation and amortization | | 11 |
| Affiliate expense | | - |
| **Operating expenses** | | **1,849** |
| **Operating income** | | **99** |
| Other expense, net | | (5) |
| **Pre-tax net income** | | **94** |
| Income tax expense | | 16 |
| **Net income** | | **78** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE PROCESSING, LLC
# BALANCE SHEET
### As of December 31, 2021
### (unaudited)
### (In thousands)

**OTHER NON-CURRENT ASSETS:**

| | | | |
|---|---|---|---|
| Investment in affiliates | | $ | 8,536 |
| | **Other non-current assets** | | 8,536 |
| | **Assets** | $ | 8,536 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | | |
|---|---|---|---|
| Due to affiliates, net | | $ | 8,583 |
| | **Current liabilities** | | 8,583 |

**EQUITY:**

| | | | |
|---|---|---|---|
| Retained deficit | | | (47) |
| | **Equity** | | (47) |
| | **Total Liabilities and Equity** | $ | 8,536 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
information normally included in financial statements prepared in accordance with accounting principles generally accepted
United States of America have been condensed or omitted. These financial statements do not include income taxes account
equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statement
Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requi
generally accepted accounting principles for complete financial statements. These financial statements should be read in co
with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 202
are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE PROCESSING, LLC
## STATEMENT OF INCOME
### Year Ended December 31, 2021
### (Unaudited)
### (In thousands)

| | |
|---|---|
| Total revenue | - |
| Operating expenses | - |
| Operating income | |
| Other income | - |
| Pre-tax net income | - |
| Income tax expense | - |
| Net income | $ - |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE Swap Trade, LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)
# (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 377 |
| Restricted cash | | 200 |
| Due from affiliate | | 19,638 |
| **Current assets** | | 20,215 |
| | | |
| **Total assets** | $ | **20,215** |

**LIABILITIES AND MEMBER EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | 0 |

**EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | 9,200 |
| Retained earnings | | 11,015 |
| **Equity** | | **20,215** |
| | | |
| **Total liabilities and equity** | $ | **20,215** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no[...] recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor[...] taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit[...] financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all [...] the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto f[...] the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Secu[...] and Exchange Commission.



**ICE Swap Trade, LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

**REVENUES:**

| | | |
|---|---|---|
| Transaction fees | $ | 2,587 |
| **Operating revenues** | | 2,587 |

**OPERATING EXPENSES:**

| | | |
|---|---|---|
| Compensation and benefits | | 19 |
| Technology Expenses | | 38 |
| Selling, general & administrative | | 12 |
| Service and license fees to affiliate | | 758 |
| **Operating expenses** | | **827** |
| **Operating income** | | **1,760** |
| **Net income** | $ | **1,760** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. OTC Commodity Markets, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 2,669 |
| Accounts receivable, net of allowance | | 25,535 |
| Current income tax receivable | | 7 |
| Due from affiliate | | 30,868 |
| **Current assets** | | 59,079 |
| **Total assets** | $ | **59,079** |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 11,894 |
| **Current liabilities** | | 11,894 |
| | | |
| **Total liabilities** | | **11,894** |
| | | |
| **EQUITY:** | | |
| Additional paid-in capital | | 193 |
| Retained earnings | | 46,992 |
| **Equity** | | **47,185** |
| | | |
| **Total liabilities and equity** | $ | **59,079** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm
adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info
normally included in financial statements prepared in accordance with accounting principles generally accepted in the United
America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me
accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontine
Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally ac
accounting principles for complete financial statements. These financial statements should be read in conjunction with the
Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are con
Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ICE U.S. OTC Commodity Markets, LLC**
**Income Statement**
**As Of December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **REVENUES:** | | |
| Transaction fees, net | $ | 19,277 |
| Market data fees | | 98,243 |
| Other revenue | | 908 |
| Intercompany revenue | | 5,171 |
| **Operating revenues** | | **123,599** |
| | | |
| **OPERATING EXPENSES:** | | |
| Technology and communication | | (2) |
| Selling, general & administration | | 2,110 |
| Service & license fees to affiliates | | 88,450 |
| **Operating expenses** | | **90,558** |
| **Operating income** | | **33,041** |
| | | |
| **OTHER EXPENSE:** | | |
| **Other expense** | | **(9)** |
| | | |
| **Pre-tax net income** | | 33,032 |
| Income tax expense | | 3 |
| **Net income** | $ | **33,029** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial statem
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



# ICE UK LP, LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE U.S. Holding Company GP LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)
# (in thousands)

### Non-current assets:

| | | |
|---|---|---:|
| Investment in affiliate | $ | 15 |
| Non-current assets | | 15 |
| | | |
| Total assets | | 15 |

### Liabilities and Equity

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | $ | - |
| Current liabilities | | 0 |

.

### Equity:

| | |
|---|---:|
| Retained earnings | 15 |
| Total equity | 15 |
| | |
| Total liabilities and equity | $ 15 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE US Holding Company LP
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# ICE US Holding Company LP LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)
## (in thousands)

**Current assets:**

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 2,130 |
| Current income tax receivable | | 3,308 |
| **Current assets** | | **5,438** |
| | | |
| **Investment in subsidiary** | | **222,788** |
| | | |
| **Total assets** | $ | **228,226** |

**Liabilities and Equity**

**Current liabilities:**

| | | |
|---|---|---|
| Accounts Payable and Accrued Liabilities | | **497** |
| Due from affiliate | | **4,851** |
| **Current liabilities** | $ | **5,348** |
| | | |
| **Non Current Liabilities** | | **3** |
| | | |
| **Total liabilities** | | **5,351** |

**Equity:**

| | | |
|---|---|---|
| Contributed capital | | **46,258** |
| Retained earnings | | **176,617** |
| **Total equity** | | **222,875** |
| | | |
| **Total liabilities and equity** | $ | **228,226** |

.



**ICE US Holding Company LP LLC**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Operating expenses:** | |
| Professional Services | 230 |
| Selling, general & administration | 3 |
| **Total operating expenses** | **233** |
| **Operating loss** | **(233)** |
| | |
| **Other Expense** | **15** |
| **Income tax expense** | **111** |
| | |
| **Net Loss** | $ **(359)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## IDS International, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Due from affiliates, net | $ | 442,651 |
| **Current assets** | | 442,651 |
| | | |
| **Total assets** | $ | 442,651 |
| | | |
| | | |
| **Total liabilities** | | - |
| | | |
| **Equity:** | | |
| Retained earnings | | 442,651 |
| **Total equity** | | 442,651 |
| | | |
| **Total liabilities and equity** | $ | 442,651 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**IDS International, Inc.**
**Statement of Income**
**Year Ended December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | - |
| **Operating expenses** | | - |
| **Operating income** | | - |
| Intercompany interest income | | 669 |
| Other Income, Net | | (62) |
| **Other income** | | 607 |
| **Pre-tax net income** | | 607 |
| Income tax expense | | 223 |
| **Net income** | $ | 384 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Igloo Intermediate Corporation**
**Balance Sheet**
**As of December 31, 2021**
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Cash and cash equivalents | $ 1 |
| Due from affiliates, net | 10,699 |
| **Current assets** | **10,700** |
| | |
| **Total assets** | **$ 10,700** |

**LIABILITIES and EQUITY**

| | |
|---|---:|
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | **-** |
| | |
| **Non-current liabilities:** | |
| Deferred Tax Liabilities - Non Current | **2,011** |
| **Non-current liabilities** | **2,011** |
| | |
| **Total liabilities** | **2,011** |
| | |
| **Equity:** | |
| Retained earnings | **8,689** |
| **Total equity** | **8,689** |
| | |
| **Total liabilities and equity** | **$ 10,700** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Igloo Intermediate Corporation
## Statement of Income
## As of December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total revenues** | - |
| | |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| | |
| **Operating loss** | - |
| | |
| **Pre-tax net loss** | - |
| Income tax expense | 19 |
| **Net loss** | (19) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Holdings Corporation
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Cash and Cash Equivalents | 5 |
| **Current assets** | **5** |
| | |
| **Non-current assets:** | |
| Goodwill | 3,231,837 |
| Other intangibles, net | 1,661,475 |
| Investment in subsidiary | 10,096 |
| Due from affiliates | 17,405 |
| **Non-current assets** | **4,920,813** |
| | |
| **Total assets** | **$ 4,920,818** |

### LIABILITIES and EQUITY

| | |
|---|---:|
| **Current liabilities:** | |
| Income tax payable | - |
| **Current liabilities** | **-** |
| | |
| **Non-current liabilities:** | |
| Deferred tax liabilities - noncurrent | 485,285 |
| **Non-current liabilities** | **485,285** |
| | |
| **Total liabilities** | **485,285** |
| | |
| **Equity:** | |
| Contributed capital | 1,474 |
| Retained earnings | 4,434,059 |
| **Total equity** | **4,435,533** |
| | |
| **Total liabilities and equity** | **$ 4,920,818** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Holdings Corporation
## Statement of Income
## As of December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total revenues** | - |
| | |
| **Expenses:** | |
| Depreciation and amortization | 114,839 |
| **Operating expenses** | 114,839 |
| | |
| **Operating loss** | (114,839) |
| Other expenses, net | - |
| **Pre-tax net loss** | (114,839) |
| Income tax benefit | 31,357 |
| **Net loss** | $ (83,482) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

**Current assets:**

| | |
|---|---:|
| Accounts receivable, net of allowance | 30 |
| Current Income Tax Receivable | 8 |
| Due to affiliates | 66,975 |
| **Current assets** | 67,013 |
| | |
| **Total assets** | $ 67,013 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 3 |
| Deferred Revenue | 135 |
| **Current liabilities** | 138 |
| | |
| **Non-current liabilitiess:** | |
| Deferred tax liabilities- non-current | 1,350 |
| **Non-current liabilities** | 1,350 |
| | |
| **Total liabilities** | 1,488 |
| | |
| **Equity:** | |
| Retained earnings | 65,525 |
| **Total equity** | 65,525 |
| | |
| **Total liabilities and equity** | $ 67,013 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Online Properties, Inc.
## Statement of Income
## As of December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 2,301 |
| **Total revenues** | | 2,301 |
| | | |
| **Expenses:** | | |
| Selling, general and administrative | | 40 |
| **Operating expenses** | | 40 |
| | | |
| **Operating income** | | 2,261 |
| Other expenses, net | | - |
| **Pre-tax net income** | | 2,261 |
| Income tax expense | | 581 |
| **Net income** | $ | 1,680 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Current assets:** | |
| Accounts receivable, net of allowance | (3) |
| Due from affiliates, net | 4,434 |
| **Current assets** | 4,431 |
| | |
| **Total assets** | 4,431 |
| | |
| **LIABILITIES and EQUITY** | |
| | |
| **Current liabilities:** | |
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | - |
| | |
| **Noncurrent liabilities:** | |
| Deferred Tax Liabilities Non Current | 3 |
| **Noncurrent liabilities** | 3 |
| | |
| **Total liabilities** | 3 |
| | |
| **Equity:** | |
| Retained earnings | 4,428 |
| **Total equity** | 4,428 |
| | |
| **Total liabilities and equity** | 4,431 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Interactive Data Real-Time Group, Inc.
## Statement of Income
## As of December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Data services fees, net | $ | 360 |
| **Total revenues** | | 360 |
| | | |
| **Expenses:** | | |
| Professional Services | | 6 |
| Selling, general and administrative | | (17) |
| **Operating expenses** | | (11) |
| | | |
| **Operating income** | | 371 |
| | | |
| Other expense, net | | (263) |
| **Other expense, net** | | (263) |
| | | |
| **Pre-tax net income** | | 108 |
| | | |
| Income tax expense | | 27 |
| | | |
| **Net income** | $ | 81 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



## INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
### BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 999 |
| | Restricted cash | 10,010 |
| | Accounts receivable, net of allowance | 5,565 |
| | Prepaid expenses and other current assets | 59,515 |
| | Due From affiliates | 633,193 |
| | Current Income tax receivable | 36,221 |
| | **Current assets** | 745,503 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment | 929,284 |
| | Accumulated depreciation | (648,210) |
| | Operating Lease Right of Use Asset | 77,514 |
| | **Property and equipment, net** | 358,588 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| | Goodwill | 87,587 |
| | Other intangibles, net | 10,614 |
| | Deferred Income Tax Asset - Non Current | 1 |
| | Investment in affiliates | 2,321,546 |
| | Other non-current assets | 1,614,997 |
| | **Other non-current assets** | 4,034,745 |
| | | |
| | **Assets** | 5,138,836 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 39,166 |
| | Accrued salaries and benefits | 77,891 |
| | Other current liabilities | 20,308 |
| | Deferred revenue | 815 |
| | **Current liabilities** | 138,180 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Other non-current liabilities | 166,600 |
| | Deferred Tax Liabilities | 397,789 |
| | **Non-current liabilities** | 564,389 |
| | | |
| | **Liabilities** | 702,569 |
| | | |
| **Noncontrolling interest** | | 251,654 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Additional paid-in capital | 469,958 |
| | Retained earnings | 3,699,715 |
| | Accumulated other comprehensive income | 14,940 |
| | **Equity** | 4,184,613 |
| | | |
| | **Total liabilities and equity** | $ 5,138,836 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmer
our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in
principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta
method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange
company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial stater
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decen
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2021**
**(Unaudited)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 15,268 |
| Data services fees, net | | 21,931 |
| Other revenues | | 3,537 |
| Affiliate revenue | | 480,493 |
| **Total revenue** | | **521,229** |
| Compensation and benefits | | 282,629 |
| Professional services | | 29,196 |
| Acquisition-related transaction and integration costs | | 3,772 |
| Technology and communication | | 131,661 |
| Rent and occupancy | | 4,884 |
| Selling, general and administrative | | 29,878 |
| Depreciation and amortization | | 95,564 |
| Affiliate expense | | 30,114 |
| **Operating expenses** | | **607,698** |
| **Operating loss** | | **(86,469)** |
| Interest expense | | (7) |
| Affiliate interest income | | 9,619 |
| Other income, net | | 1,332,529 |
| **Other income, net** | | **1,342,141** |
| **Pre-tax net income** | | **1,255,672** |
| **Income tax expense** | | **695,777** |
| **Net income** | | **559,895** |
| **Net income from continuing operations attributable to non-controlling interest** | | **(10,669)** |
| **Net income attributable to ICE** | $ | **549,226** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Intercontinental Exchange Property Protection, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)



**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,477 |
| Prepaid expenses and other current assets | | 779 |
| Due from affiliates | | 9,881 |
| **Total current assets** | | 12,137 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax liabilities - non current | 67 |
| **Total non-current assets** | 67 |

| | | |
|---|---|---:|
| **Total assets** | $ | 12,204 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts Payable and Accrued Liabilities | $ | 2,105 |
| Income tax payable | | 169 |
| Current liabilities | | 1,084 |
| **Current Liabilities** | | 3,358 |
| **Total Liabilities** | | 3,358 |

**EQUITY:**

| | |
|---|---:|
| Retained earnings | 8,846 |
| **Total equity** | 8,846 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 12,204 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Intercontinental Exchange Property Protection, Inc.
## Statement of Income
## Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Total Revenue** | $                 - |
| **Expenses:** | |
| Compensation and benefits | (277) |
| Professional services | 100 |
| Selling, general and administrative | (182) |
| **Operating Expenses** | (359) |
| **Operating Income** | 359 |
| | |
| Interest income | - |
| Intercompany Interest income | 16 |
| **Other Income** | 16 |
| | |
| **Pre-tax net income** | 375 |
| Income tax expense | 99 |
| **Net income** | $         276 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessa
to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepar
in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do n
include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial stateme
of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted
accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Ir
financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with tt
Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE, INC.
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,764 |
| Prepaid expenses and other current assets | | 36 |
| Income tax receivable | | 576 |
| **Current assets** | | 2,376 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Investment in subsidiaries | | 27,590,718 |
| Other intangibles, Net | | 40 |
| Deferred tax asset - non-current | | 11,521 |
| Other non-current assets | | 52,280 |
| **Other non-current assets** | | 27,654,559 |
| **Assets** | $ | 27,656,935 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 83,728 |
| Accrued salaries and benefits | | 23,948 |
| Long term debt - current portion | | 1,511,002 |
| Due to affiliates | | 13,433,115 |
| **Current liabilities** | | 15,051,793 |

**NONCURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Notes payable long-term | | 12,397,620 |
| **Non-current liabilities** | | 12,397,620 |
| **Liabilities** | | 27,449,413 |

**EQUITY:**

| | | |
|---|---|---:|
| Common stock, $0.01 par value | | 6,312 |
| Treasury stock, at cost | | (5,520,251) |
| Contributed capital | | 13,136,640 |
| Retained deficit | | (5,389,833) |
| Accumulated other comprehensive income | | (2,025,346) |
| **Equity** | | 207,522 |
| **Total liabilities and equity** | $ | 27,656,935 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# INTERCONTINENTAL EXCHANGE, INC.
## STATEMENT OF INCOME
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| **Total Revenue** | $ - |
| Compensation and benefits | 1,428 |
| Acquisition-related transaction and integration costs | 128 |
| Selling, general and administrative | 1,218 |
| **Operating expenses** | **2,774** |
| **Operating loss** | **(2,774)** |
| Interest income | 93 |
| Affiliate interest expense | (24,760) |
| Interest expense | (415,496) |
| Other expense, net | (301) |
| **Other expense, net** | **(440,464)** |
| **Pre-tax net loss** | **(443,238)** |
| Income tax benefit | (198,291) |
| **Net loss** | **$ (244,947)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021  has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021,  which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# IntercontinentalExchange International, Inc.
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | 1 |

| | | |
|---|---|---|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n̲ recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C̲ information normally included in financial statements prepared in accordance with accounting principles generally accepted i̲ United States of America have been condensed or omitted. These financial statements do not include income taxes accountin̲ equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statemen̲ Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir̲ generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur̲ with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, whic̲ contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Internet Services Telco LLC
## BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | - |
| **Current assets** | | - |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 160 |
| Accumulated depreciation | | (160) |
| **Property and equipment, net** | | - |
| | | |
| **Assets** | | - |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | 85 |
| **Current liabilities** | | 85 |
| | | |
| **Liabilities** | | 85 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Retained deficit | | (85) |
| **Equity** | | (85) |
| | | |
| **Total liabilities and equity** | $ | - |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Internet Services Telco LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | **-** |
| Professional Services | - |
| Depreciation and amortization | - |
| **Operating expenses** | **0** |
| **Operating loss** | **0** |
| **Pre-tax net loss** | **0** |
| **Net loss** | **0** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

.



# Level 11 Analytics, LLC
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 189 |
| Accounts Receivable, Net | | 113 |
| Prepaid expenses and other current assets | | 24 |
| Due from affiliates, net | | 144 |
| **Current assets** | | 470 |
| | | |
| **Total assets** | $ | 470 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 21 |
| Accrued salaries and benefits | | 9 |
| Deferred Revenue | | 161 |
| **Current liabilities** | | 191 |
| | | |
| **Total liabilities** | $ | 191 |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 279 |
| **Total equity** | | 279 |
| | | |
| **Total liabilities and equity** | $ | 470 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Level 11 Analytics, LLC
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

**Revenue:**

| | |
|---|---:|
| Fixed Income Data Services | 102 |
| **Total Revenue** | 102 |

**Expenses:**

| | |
|---|---:|
| Compensation and Benefits | 87 |
| **Operating expenses** | 87 |
| **Operating income** | 15 |
| **Income Tax Expense** | 4 |
| **Net income** | $ 11 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,582 |
| Accounts receivable, net of allowance | | 26,515 |
| Prepaid expenses and other current assets | | 77 |
| Due from affiliates | | 78,339 |
| Income tax receivable | | 1,986 |
| **Current assets** | | 109,499 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 15,189 |
| Accumulated depreciation | (8,105) |
| Operating lease asset | 1,081 |
| **Property and equipment, net** | 8,165 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred income tax asset non-current | 1,336 |
| Other non-current assets | 449 |
| **Other non-current assets** | 1,785 |
| **Assets** | 119,449 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 898 |
| Accrued salaries and benefits | 1,197 |
| Other current liabilities | 404 |
| Income taxes payable | - |
| Deferred revenue | 19,698 |
| **Current liabilities** | 22,197 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 2,835 |
| Other non current liabilities | 1,453 |
| **Non-current liabilities** | 4,288 |
| **Liabilities** | 26,485 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 201,176 |
| Retained deficit | | (108,212) |
| **Equity** | | 92,964 |
| **Total liabilities and equity** | $ | 119,449 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**MERSCORP Holdings, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Mortgage Technology Revenues, net | 195,289 |
| Other revenue | - |
| **Total revenue** | **195,289** |
| Compensation and benefits | 8,196 |
| Professional Services | 3,672 |
| M&A Expenses | 494 |
| Technology and communication | 361 |
| Rent and other occupancy | 382 |
| Selling, general and administrative | 533 |
| Depreciation and amortization | 3,439 |
| Affiliate expense | 7,586 |
| **Operating expenses** | **24,663** |
| **Operating income** | **170,626** |
| Other income (expense) | - |
| **Pre-tax net income** | **170,626** |
| Income tax expense | 47,782 |
| **Net income** | **122,844** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Mortgage Electronic Registration Systems, Inc.
## BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 722 |
| Income tax receivable | | 5 |
| **Current assets** | | 727 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred income tax asset | 6 |
| **Other non-current assets** | 6 |
| **Assets** | 733 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 25 |
| Due to affiliates | 414 |
| **Current liabilities** | 439 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liability - non current | 1 |
| **Non-current liabilities** | 1 |
| **Liabilities** | 440 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 2,518 |
| Retained deficit | | (2,225) |
| **Equity** | | 293 |
| **Total liabilities and equity** | $ | 733 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Mortgage Electronic Registration Systems, Inc.
## STATEMENT OF INCOME
### Year Ended December 31, 2021
### (Unaudited)
### (in thousands)

| | | |
|---|---:|---:|
| Intercompany revenue | $ | 285 |
| **Total revenue** | | **285** |
| Compensation and benefits | | 120 |
| Professional services | | 44 |
| Rent and Other Occupancy | | - |
| Selling, general and administrative | | 97 |
| **Operating expenses** | | **261** |
| **Operating income** | | **24** |
| **Pre-tax net income** | | **24** |
| Income tax expense | | 7 |
| **Net income** | | **17** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# New York Futures Clearing Corporation
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND MEMBER EQUITY:**

**MEMBER EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member equity** | | **1** |

| | | |
|---|---|---|
| **Total Member Equity** | $ | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# New York Stock Exchange LLC
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NSX Securities, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Due from Affiliate | | 3,184 |
| **Total assets** | $ | **3,184** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Retained Earnings | | 3,184 |
| **Equity** | | **3,184** |
| **Total equity** | $ | **3,184** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,297 |
| Accounts receivable, net of allowance | | 46,970 |
| Income Tax Receivable | | 30 |
| Due from affiliate | | 76,172 |
| **Current assets** | | 124,469 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | - |
| Accumulated depreciation | - |
| **Property and equipment, net** | - |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 932,587 |
| Other intangibles, net | 565,772 |
| Other noncurrent assets | 137,938 |
| **Other non-current assets** | 1,636,297 |
| **Assets** | 1,760,766 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 63,332 |
| Deferred revenue | 4,856 |
| SEC fees payable | 920 |
| **Current liabilities** | 69,108 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 194,969 |
| Other non-current liabilities | 4,645 |
| Deferred Revenue - Long Term | 3,770 |
| **Non-current liabilities** | 203,384 |
| **Liabilities** | 272,492 |

| | |
|---|---:|
| **Noncontrolling interest** | 27,418 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 3,066 |
| Retained earnings | | 1,456,694 |
| Accumulated other comprehensive income | | 1,096 |
| **Equity** | | 1,460,856 |
| **Total liabilities and equity** | $ | 1,760,766 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE American LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 38,315 |
| Data services fees, net | | 8,885 |
| Listing Fees | | 20,201 |
| Other revenues | | 1,041 |
| Affiliate revenue | | 1,776 |
| Transaction based expenses | | (35,345) |
| **Total revenue, less transaction-based expenses** | | **34,873** |
| Compensation and benefits | | 93 |
| Professional Services | | 1,231 |
| Technology and communication | | 50 |
| Selling, general and administrative | | 383 |
| Depreciation and amortization | | 8,647 |
| Affiliate expense | | 10,385 |
| **Operating expenses** | | **20,789** |
| **Operating income** | | **14,084** |
| Interest expense | | 2 |
| Other income, net | | 25,367 |
| **Other income, net** | | **25,365** |
| **Pre-tax net income** | | **39,449** |
| Income tax expense | | 18,744 |
| **Net income** | | **20,705** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE ARCA LLC
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)
### (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 190 |
| | Accounts receivable, net of allowance | 74,743 |
| | Due from affiliates | 533,481 |
| | Prepaid expenses and other current assets | 208 |
| | **Current assets** | 608,622 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment | 72,855 |
| | Accumulated depreciation | (69,806) |
| | **Property and equipment, net** | 3,049 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| | Goodwill | 563,001 |
| | Other intangibles, net | 943,581 |
| | Other non-current assets | 17,527 |
| | **Other non-current assets** | 1,524,109 |
| | **Assets** | 2,135,780 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 36,491 |
| | Income tax payable | 125 |
| | Deferred Revenue | (42) |
| | SEC fees payable | 23,202 |
| | **Current liabilities** | 59,776 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred tax liabilities - current | 250,219 |
| | Other non-current liabilities | 30,927 |
| | **Non-current liabilities** | 281,146 |
| | **Liabilities** | 340,922 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Additional paid-in capital | 9,356 |
| | Retained earnings | 1,785,502 |
| | **Equity** | 1,794,858 |
| | **Total liabilities and equity** | $ 2,135,780 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**NYSE ARCA LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**


| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 802,403 |
| Data services fees, net | | 75,062 |
| Listing Fees | | 13,707 |
| Other revenues | | 15,710 |
| Affiliate revenue | | 3,509 |
| Transaction based expenses | | (708,322) |
| **Total revenue, less transaction-based expenses** | | **202,069** |
| Compensation and benefits | | 207 |
| Professional services | | 1,619 |
| Technology and communication | | 1,086 |
| Selling, general and administrative | | (669) |
| Depreciation and amortization | | 15,176 |
| Affiliate expense | | 113,394 |
| **Operating expenses** | | **130,813** |
| **Operating income** | | **71,256** |
| Affiliate interest income | | 2,125 |
| Other expenses, net | | (3) |
| **Other income, net** | | **2,122** |
| **Pre-tax net income** | | **73,378** |
| Income tax expense | | 20,409 |
| **Net income** | | **52,969** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE ARCA, Inc.
# BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| | Cash and cash equivalents | $ 390 |
| | Accounts receivable, net of allowance | 9,981 |
| | Due from affiliates | 496,557 |
| | Income Tax Receivable | 685 |
| | Prepaid expenses and other current assets | 1,551 |
| | **Current assets** | 509,164 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| | Property and equipment | 10,424 |
| | Accumulated depreciation | (3,021) |
| | Operating Lease Right of Use Asset | 5,918 |
| | **Property and equipment, net** | 13,321 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| | Other noncurrent assets | 125,647 |
| | **Non-current assets** | 125,647 |
| | | |
| | **Assets** | 648,132 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| | Accounts payable and accrued liabilities | 430 |
| | Accrued salaries and benefits | 1,441 |
| | Other Current Liabilites | 872 |
| | SEC fees payable | 2,401 |
| | **Current liabilities** | 5,144 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| | Deferred tax liabilities - noncurrent | 28,767 |
| | Other non-current liabilities | 8,472 |
| | **Non-current liabilities** | 37,239 |
| | | |
| | **Liabilities** | 42,383 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| | Additional paid-in capital | 5,699 |
| | Retained earnings | 598,678 |
| | Accumulated other comprehensive income | 1,372 |
| | **Equity** | 605,749 |
| | | |
| | **Total liabilities and equity** | $ 648,132 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE ARCA, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---:|---:|
| Transaction and clearing fees, net | $ | 608,048 |
| Data services fees, net | | 16,966 |
| Other revenues | | 30,575 |
| Transaction based expenses | | (556,163) |
| **Total revenue, less transaction-based expenses** | | **99,426** |
| | | |
| Compensation and benefits | | 5,945 |
| Professional services | | 205 |
| Technology and communication | | 1,741 |
| Rent and occupancy | | 1,647 |
| Selling, general and administrative | | 402 |
| Depreciation and amortization | | 792 |
| Affiliate expense | | 8,900 |
| **Operating expenses** | | **19,632** |
| **Operating income** | | **79,794** |
| | | |
| Affiliate interest income | | 940 |
| Other income, net | | 25,279 |
| **Other expense, net** | | **26,219** |
| **Pre-tax net income** | | **106,013** |
| Income tax expense | | 31,212 |
| **Net income** | | **74,801** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Chicago Holdings, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)

(in thousands)

**Current assets:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 56 |
| Due from affiliates, net | | 16,803 |
| **Current assets** | | 16,859 |

**Other non-current assets:**

| | |
|---|---|
| Goodwill | 32,258 |
| Other intangibles assets, net | 34,780 |
| Other noncurrent assets | - |
| **Other non-current assets** | 67,038 |

| | | |
|---|---|---|
| **Total assets** | $ | 83,897 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | - |
| **Current liabilities** | | 0 |

**Non-current liabilities:**

| | |
|---|---|
| Deferred tax liabilities - noncurrent | 9,490 |
| **Non-current liabilities** | 9,490 |

| | |
|---|---|
| **Total liabilities** | 9,490 |

**Equity:**

| | |
|---|---|
| Contributed capital | 3,894 |
| Retained earnings | 70,513 |
| **Total equity** | 74,407 |

| | | |
|---|---|---|
| **Total liabilities and equity** | $ | 83,897 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Chicago Holdings, Inc.
## Statement of Income
## Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Selling, general and adminstrative | | (1) |
| Depreciation and amortization | | 320 |
| **Operating expenses** | | 319 |
| **Operating loss** | | (319) |
| | | |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | (319) |
| Income tax benefit | | (102) |
| **Net loss** | $ | (217) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Chicago, Inc.
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

| | | |
|---|---|---:|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 981 |
| Accounts receivable | | 3,833 |
| Prepaid expenses and other current assets | | 11 |
| **Current assets** | | 4,825 |
| | | |
| **Property and equipment:** | | |
| Property and equipment cost | | 6,103 |
| Accumulated depreciation | | (3,016) |
| Operating Lease Right of Use Asset | | 484 |
| **Property and equipment, net** | | 3,571 |
| | | |
| **Other non-current assets:** | | |
| Deferred tax assets- non current | | 6,204 |
| Other noncurrent assets | | 3,661 |
| **Other non-current assets** | | 9,865 |
| | | |
| **Total assets** | $ | 18,261 |

### LIABILITIES and EQUITY

| | | |
|---|---|---:|
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ | (836) |
| Accrued salaries and benefits | | 196 |
| Due to affiliates, net | | 2,787 |
| SEC fees payable | | 1,317 |
| Octher current liabilities | | 690 |
| **Current liabilities** | | 4,154 |
| | | |
| **Non-current liabilities:** | | |
| Other noncurrent liabilities | | 4,889 |
| Accrued employee benefits - long term | | 2,097 |
| **Non-current liabilities** | | 6,986 |
| | | |
| **Total liabilities** | | 11,140 |
| | | |
| **Equity:** | | |
| Contributed capital | | 8 |
| Retained earnings | | 7,353 |
| Accumulated other comprehensive income | | (240) |
| **Total equity** | | 7,121 |
| | | |
| **Total liabilities and equity** | $ | 18,261 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Chicago, Inc.**
**Statement of Income**
**Year Ended December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---|---|
| **Revenues:** | | |
| Transaction and clearing fees, net | $ | 21,399 |
| Market Data Fees | | 5,155 |
| OTC and Other revenues | | 1,269 |
| Affiliate revenue | | 50 |
| Transaction based expenses | | (6,223) |
| **Total revenues** | | 21,650 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | (366) |
| Professional services | | 969 |
| Technology and communication | | 292 |
| Rent and occupancy | | 2,722 |
| Selling, general and adminstrative | | (124) |
| Depreciation and amortization | | 955 |
| Affiliate expense | | 4,060 |
| **Operating expenses** | | 8,508 |
| **Operating income** | | 13,142 |
| Interest expense | | 152 |
| Other expenses, net | | 418 |
| **Other expense, net** | | 570 |
| **Pre-tax net income** | | 12,572 |
| Income tax expense | | 2,163 |
| **Net income** | $ | 10,409 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Group, Inc.
## Balance Sheet
## As of December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 129 |
| Income tax receivable | | 933 |
| **Current assets** | | 1,062 |
| | | |
| **OTHER NON-CURRENT ASSETS:** | | |
| Goodwill | | 155,981 |
| Investment in Sub | | 85,474 |
| Deferred tax asset - non-current | | 7,814 |
| **Other non-current assets** | | 249,269 |
| | | |
| **Total assets** | $ | 250,331 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Other Current Liabilities | $ | 94 |
| Due to affiliates | | 173,982 |
| **Current liabilities** | | 174,076 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Other non-current liabilities | | 41,865 |
| **Non-current liabilities** | | 41,865 |
| | | |
| **Total liabilities** | | 215,941 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 501 |
| Retained earnings | | 33,889 |
| **Total equity** | | 34,390 |
| | | |
| **Total liabilities and equity** | $ | 250,331 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Group, Inc.
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general, and administrative | (1,737) |
| Intercompany expenses | 3,360 |
| **Operating expenses** | 1,623 |
| **Operating loss** | (1,623) |
| | |
| Intercompany Interest income | 85 |
| Other income net | 2 |
| **Other income, net** | 87 |
| | |
| **Pre-tax net loss** | (1,536) |
| | |
| Income tax expense | 1,453 |
| **Net loss** | $ (2,989) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Holdings LLC
## Balance Sheet
## As of December 31, 2021
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 552 |
| Due from affiliates | | 6,476,523 |
| **Current assets** | | 6,477,075 |

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---|
| Other non-current assets | | 0 |
| **Other non-current assets** | | 0 |
| **Assets** | $ | 6,477,075 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 0 |
| **Current Liabilities** | | 0 |

**NON-CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Notes payable - non-current | | - |
| **Non-current liabilities** | | - |
| **Liabilities** | | 0 |

**EQUITY:**

| | | |
|---|---|---|
| Contributed Capital | | (6,574,971) |
| Net Income | | 1,240,078 |
| Retained earnings | | 11,811,968 |
| **Total equity** | | 6,477,075 |
| **Total liabilities and equity** | $ | 6,477,075 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**NYSE Holdings LLC**
**Statement of Income**
**Year Ended December 31, 2021**
(Unaudited)
(in thousands)


| | |
|---|---:|
| **Total Revenue, less transaction-based expenses** | $ - |
| | |
| **Expenses:** | |
| Selling, general and administrative | 9 |
| Intercompany Expense | - |
| **Operating expenses** | 9 |
| **Operating loss** | (9) |
| | |
| Interest income from affiliates | 11,866 |
| Other income, net | 1,227,561 |
| **Other income, net** | 1,239,427 |
| | |
| **Pre-tax net income** | 1,239,418 |
| Income tax benefit | - |
| **Net income** | $ 1,239,418 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE IP LLC
# Balance Sheet
## As of December 31, 2021
## (Unaudited)
## (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Due from affiliates | $ | 661 |
| **Current assets** | | 661 |
| | | |
| **Assets** | $ | 661 |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Retained deficit | 736 |
| Contributed capital | - |
| Accumulated other comprehensive income | (75) |
| **Total equity** | 661 |
| | |
| **Total liabilities and equity** | $ 661 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Liffe Holdings, LLC
# Balance Sheet
# As of December 31, 2021
(Unaudited)
(in thousands)

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due from affiliate | $ | 3 |
| **Current liabilities** | | 3 |
| | | |
| **Liabilities** | | 3 |

**EQUITY:**

| | |
|---|---:|
| Retained deficit | (3) |
| **Total equity** | (3) |
| | |
| **Total liabilities and equity** | $ - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Liffe US LLC
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 83 |
| **Current assets** | | 83 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Deferred tax asset - non-current | 88 |
| Goodwill | (31) |
| **Other non-current assets** | 57 |
| **Total assets** | $    140 |

**LIABILITIES and  EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to afflilate | $ | 25,818 |
| **Current liabilities** | | 25,818 |
| **Total liabilities** | | 25,818 |

**EQUITY:**

| | |
|---|---:|
| Contributed capital | (25,678) |
| Retained deficit | - |
| **Total  equity** | (25,678) |
| **Total liabilities and equity** | $    140 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Liffe US LLC
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---|---|
| **Total Revenue, less transaction-based expenses** | $ | - |
| | | |
| **Expenses:** | | |
| **Operating expenses** | | - |
| | | |
| **Pre-tax net income** | | - |
| Income tax benefit | | - |
| **Net income** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting princi generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been deri from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Repor on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 22,917 |
| Short-term Investments | | 9,179 |
| Accounts receivable, net of allowance | | 209,284 |
| Due from affiliates | | 2,473,950 |
| Prepaid expenses and other current assets | | 8,560 |
| Income tax receivable | | 2,061 |
| **Current assets** | | 2,725,951 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---|
| Property and equipment | 591,821 |
| Accumulated depreciation | (217,258) |
| Operating Lease Right of Use Asset | 4,673 |
| **Property and equipment, net** | 379,236 |

**NON-CURRENT ASSETS:**

| | |
|---|---|
| Goodwill | 1,564,001 |
| Other intangibles, net | 1,798,029 |
| Other non-current assets | 144,383 |
| **Other non-current assets** | 3,506,413 |
| **Assets** | 6,611,600 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---|
| Accounts payable and accrued liabilities | 87,398 |
| Accrued salaries and benefits | 57,448 |
| Other Current Liabilities | 4,117 |
| Income Tax Payable | 0 |
| Deferred revenue | 47,960 |
| SEC fees payable | 25,903 |
| **Current liabilities** | 222,826 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---|
| Deferred tax liabilities - current | 472,344 |
| Other non-current liabilities | 71,953 |
| Accrued employee benefits - long term | 172,759 |
| Deferred revenue - long term | 62,686 |
| **Non-current liabilities** | 779,742 |
| **Liabilities** | 1,002,568 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | (440,448) |
| Additional paid-in capital | | 150,727 |
| Retained earnings | | 5,946,317 |
| Accumulated other comprehensive income | | (47,564) |
| **Equity** | | 5,609,032 |
| **Total liabilities and equity** | $ | 6,611,600 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Market (DE), Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | $ | 739,502 |
| Data services fees, net | | 239,288 |
| Listing Fees | | 445,405 |
| Other revenues | | 32,042 |
| Affiliate revenue | | 136,537 |
| Transaction based expenses | | (573,879) |
| **Total revenue, less transaction-based expenses** | | **1,018,895** |
| Compensation and benefits | | 172,670 |
| Professional services | | 38,281 |
| Technology and communication | | 24,184 |
| Rent and occupancy | | 8,937 |
| Selling, general and administrative | | 68,156 |
| Depreciation and amortization | | 65,198 |
| Affiliate expense | | 55,373 |
| **Operating expenses** | | **432,799** |
| **Operating income** | | **586,096** |
| Interest income | | 12 |
| Affiliate interest income | | 5,220 |
| Interest expense | | (2) |
| Other income, net | | (3,186) |
| **Other income, net** | | **2,044** |
| **Pre-tax net income** | | **588,140** |
| Income tax expense | | 182,253 |
| **Net income** | | **405,887** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE National, Inc.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 234 |
| Accounts receivable | | 2,336 |
| | **Current assets** | 2,570 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 4,720 |
| Accumulated depreciation | | (3,423) |
| | **Property and equipment, net** | 1,297 |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 5,355 |
| Other intangibles, net | | 2,000 |
| Other non-current assets | | 8,210 |
| | **Other non-current assets** | 15,565 |
| | | |
| | **Assets** | 19,432 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | | (332) |
| Due to affiliates | | 42,459 |
| SEC Fees Payable | | 1,729 |
| | **Current liabilities** | 43,856 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred tax liabilities - non current | | 269 |
| Other Non-Current Liabilities | | 3 |
| | **Non-current liabilities** | 272 |
| | | |
| | **Liabilities** | 44,128 |
| | | |
| **SHAREHOLDERS EQUITY:** | | |
| Retained deficit | | (24,696) |
| | **Equity** | (24,696) |
| | | |
| | **Total liabilities and equity** | $ 19,432 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**NYSE National, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**


| | |
|---|---:|
| Transaction and clearing fees, net | 79,355 |
| Data services fees, net | 7,702 |
| Other revenues | 7 |
| Affiliate revenue | 30 |
| Transaction based expenses | (84,969) |
| **Total revenue** | **2,125** |
| Compensation and benefits | 100 |
| Professional Services | 802 |
| Selling, general and administrative | (36) |
| Depreciation and amortization | 944 |
| Affiliate expense | 2,781 |
| **Operating expenses** | **4,591** |
| **Operating loss** | **(2,466)** |
| Other expense | 0 |
| **Pre-tax net loss** | **(2,466)** |
| Income tax benefit | 975 |
| **Net loss** | **(1,491)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# NYSE Technologies Connectivity, Inc.
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)
### (in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 530 |
| Accounts receivable, net of allowance | | 28,421 |
| Due from Affiliates | | 550,451 |
| Prepaid expenses and other current assets | | 1,305 |
| Income tax receivable | | 4,142 |
| **Current assets** | | 584,849 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 23,459 |
| Accumulated depreciation | (18,907) |
| **Property and equipment, net** | 4,552 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 332,000 |
| Other intangibles, net | 345,000 |
| Investment in Subsidiary | (479) |
| **Other non-current assets** | 676,521 |
| **Assets** | 1,265,922 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 4,203 |
| Accrued salaries and benefits | 528 |
| Income tax payable | (244) |
| **Current liabilities** | 4,487 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 89,165 |
| Other non-current liabilities | 4,218 |
| **Non-current liabilities** | 93,383 |
| **Liabilities** | 97,870 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 4,605 |
| Retained earnings | | 1,163,435 |
| Accumulated other comprehensive income | | 12 |
| **Equity** | | 1,168,052 |
| **Total liabilities and equity** | $ | 1,265,922 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**NYSE Technologies Connectivity, Inc.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Exchanges Data Services | $ | 43,920 |
| Other Data Services | | 141,099 |
| Affiliate Revenue | | 5,408 |
| **Total revenue** | | **190,427** |
| Compensation and benefits | | 5,208 |
| Professional Services | | 205 |
| Technology and communication | | 25,290 |
| Rent and occupancy | | 397 |
| Selling, general and administrative | | (282) |
| Depreciation and amortization | | 2,541 |
| Affiliate expense | | 10,035 |
| **Operating expenses** | | **43,394** |
| **Operating income** | | **147,033** |
| Affiliate interest income | | 1,453 |
| **Other expense, net** | | **1,453** |
| **Pre-tax net income** | | **148,486** |
| Income tax benefit (expense) | | (34,000) |
| **Net income** | | **114,486** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# onExchange Board of Trade
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | $ | 1 |
| **Total Assets** | | **1** |

**LIABILITIES AND EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| **Equity** | **1** |

| | | |
|---|---|---:|
| **Total Equity** | $ | 1 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# onExchange Clearing Corporation
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | $ | 1 |
| **Total assets** | | **1** |

**LIABILITIES AND EQUITY:**

.
**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Member equity** | | **1** |
| | | |
| **Total equity** | $ | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of IntercontinentalExchange Group, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**PDR Services LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | | |
|---|---|---|
| Member capital | | 1 |
| **Equity** | | **1** |

| | | |
|---|---|---|
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all d
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



**Pit Trader, LLC**
**Balance Sheet**
**As Of December 31, 2021**
**(Unaudited)**

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND MEMBER EQUITY:**

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| **Equity** | **1** |

| | | |
|---|---|---:|
| **Total Equity** | $ | **1** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statemo should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



# Q-WIXX B SUB, LLC
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**ASSETS:**

**OTHER NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Investment in subsidiaries | | 1,989 |
| | **Other non-current assets** | 1,989 |
| | **Assets** | 1,989 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Due to affiliates | | 1,638 |
| | **Current liabilities** | 1,638 |

**EQUITY:**

| | | | |
|---|---|---|---:|
| Retained earnings | | | 351 |
| | **Equity** | | 351 |
| | **Total liabilities and equity** | $ | 1,989 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Q-WIXX B SUB, LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | |
|---|---|
| **Total revenue** | $ - |
| Selling, general & administration | - |
| **Operating expenses** | - |
| **Operating loss** | - |
| **Pre-tax net loss** | - |
| **Income tax benefit** | - |
| **Net income** | $ - |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**QW HOLDINGS, LLC**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(In thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | - |
| Due from affiliates, net | | 5,899 |
| **Current assets** | | 5,899 |
| **Total assets** | | 5,899 |

**EQUITY:**

| | | |
|---|---|---|
| Retained earnings | $ | 4,727 |
| Contributed capital | | 1,172 |
| **Equity** | | 5,899 |
| **Total equity** | $ | 5,899 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# QW HOLDINGS, LLC
## STATEMENT OF INCOME
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **Total revenue** | $ | - |
| | | |
| Selling, general & administration | | - |
| **Operating expenses** | | - |
| | | |
| **Operating loss** | | - |
| | | |
| Intercompany interest income | | 17 |
| **Pre-tax net income** | | **17** |
| | | |
| **Income tax expense** | | - |
| | | |
| **Net income** | $ | 17 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Radiate, Inc.
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 358 |
| Due from affilates | | 238 |
| **Current assets** | | 596 |
| | | |
| **Total assets** | $ | 596 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | | - |
| **Current liabilities** | | - |
| | | |
| **Total liabilities** | | - |
| | | |
| **EQUITY:** | | |
| Retained earnings | | 596 |
| **Total equity** | | 596 |
| | | |
| **Total liabilities and equity** | $ | 596 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Radiate, Inc.
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

.

| | |
|---|---:|
| **Revenue:** | |
| Other Revenue | - |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Professional services | - |
| Selling, general, and administrative | 1 |
| Amortization and Depreciation | 123 |
| **Operating expenses** | 124 |
| **Operating loss** | (124) |
| | |
| **Pre-tax net loss** | (124) |
| | |
| Income tax benefit | (34) |
| **Net loss** | $ (90) |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# RisQ, Inc
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 112 |
| Accounts Receivable, Net | | 50 |
| Prepaid expenses and other current assets | | 6 |
| **Current assets** | | 168 |
| | | |
| **NONCURRENT ASSETS:** | | |
| Deferred Income Tax Asset  Non Current | | 79 |
| **Noncurrent assets** | | 79 |
| | | |
| **Total assets** | $ | 247 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 74 |
| Accrued salaries and benefits | | 5 |
| Intercompany | | 717 |
| **Current liabilities** | | 796 |
| | | |
| **Total liabilities** | | 796 |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (549) |
| **Total equity** | | (549) |
| | | |
| **Total liabilities and equity** | $ | 247 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# RisQ, Inc
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **Revenue:** | | |
| Fixed Income Data Services | | 25 |
| **Total Revenue** | | 25 |
| | | |
| **Expenses:** | | |
| Compensation and Benefits | | 153 |
| **Operating expenses** | | 153 |
| **Operating loss** | | (128) |
| | | |
| Provision for taxes | | (34) |
| | | |
| **Net loss** | $ | (94) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# SECURITIES EVALUATIONS, INC.
## BALANCE SHEET
### As of December 31, 2021
### (Unaudited)

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,050 |
| Accounts receivable, net of allowance | | 11,256 |
| Income tax receivable | | 28 |
| Due from affiliates | | 25,222 |
| **Current assets** | | 37,556 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Property and equipment cost | 801 |
| Accumulated depreciation | (783) |
| **Property and equipement, net** | 18 |

**OTHER NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 276,704 |
| Other intangibles, net | 93,798 |
| Deferred income tax asset- noncurrent | 952 |
| **Other non-current assets** | 371,454 |
| **Assets** | 409,028 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 250 |
| Accrued Salaries and Benefits | (2) |
| Deferred Revenue | 748 |
| **Current liabilities** | 996 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities- noncurrent | 26,307 |
| **Non-current liabilities** | 26,307 |
| **Liabilities** | 27,303 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 366 |
| Retained earnings | | 381,359 |
| **Equity** | | 381,725 |
| **Total liabilities and equity** | $ | 409,028 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**SECURITIES EVALUATIONS, INC.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**


| | |
|---|---:|
| Data services fees, net | $ - |
| **Total revenue** | **-** |
| | |
| Compensation and benefits | 3 |
| Depreciation and amortization | 9,185 |
| | |
| **Operating expenses** | **9,188** |
| **Operating loss** | **(9,188)** |
| | |
| Affiliate interest income | 339 |
| Other income, net | 16 |
| **Other income, net** | **355** |
| | |
| **Pre-tax net loss** | **(8,833)** |
| | |
| Income tax benefit | 2,422 |
| **Net loss** | **(6,411)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




**Securities Industry Automation Corporation**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**


**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 257 |
| Accounts receivable, net of allowance | | 1,429 |
| Due from Affiliates | | 287,027 |
| Prepaid expenses and other current assets | | 3,322 |
| **Current assets** | | 292,035 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 360,233 |
| Accumulated depreciation | (224,123) |
| Operating lease asset | 46,374 |
| **Property and equipment, net** | 182,484 |
| | |
| **Assets** | 474,519 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 3,627 |
| Accrued salaries and benefits | 2,666 |
| Other current liabilities | 5,326 |
| Income Tax Payable | 0 |
| **Current liabilities** | 11,619 |

**NON-CURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - current | 11,469 |
| Operating lease liability | 46,822 |
| Other non-current liabilities | 2,296 |
| **Non-current liabilities** | 60,587 |
| | |
| **Liabilities** | 72,206 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Contributed capital | | 19,912 |
| Retained earnings | | 382,401 |
| **Equity** | | 402,313 |
| **Total liabilities and equity** | $ | 474,519 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Securities Industry Automation Corporation**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Transaction and clearing fees, net | | |
| Data services fees, net | $ | 13,128 |
| Affiliate revenue | | 66,377 |
| **Total revenue** | | **79,505** |
| Compensation and benefits | | 12,304 |
| Professional services | | 1,648 |
| Technology and communication | | 24,082 |
| Rent and occupancy | | 37 |
| Selling, general and administrative | | (120) |
| Depreciation and amortization | | 28,889 |
| **Operating expenses** | | **66,840** |
| **Operating income** | | **12,665** |
| **Pre-tax net income** | | **12,665** |
| Income tax expense | | 3,439 |
| **Net income** | | **9,226** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile Holdings, Inc.
## Balance Sheet
## As of December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,343 |
| Current Income Tax Receivable | | 1,071 |
| Due from affiliates, net | | 12,343 |
| **Current assets** | | 14,757 |
| | | |
| **Total assets** | $ | 14,757 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Other current liabilities | | 1,343 |
| **Current liabilities** | | 1,343 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred Non Current Tax Liabilities | | 15,483 |
| **Non-current liabilities** | | 15,483 |
| | | |
| **Total liabilities** | | 16,826 |
| | | |
| **EQUITY:** | | |
| Retained deficit | | (2,069) |
| **Total equity** | | (2,069) |
| | | |
| **Total liabilities and equity** | $ | 14,757 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile Holdings, Inc.
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Selling, general and administrative | 2 |
| **Operating expenses** | 2 |
| **Operating income** | (2) |
| **Pre-tax net loss** | (2) |
| | |
| Income tax expense | 2,088 |
| **Net loss** | $ (2,090) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Simplifile LC
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 31,207 |
| Accounts receivable | | 31,534 |
| Prepaid expenses and other current assets | | 1,435 |
| Due from affiliates, net | | 78,880 |
| **Current assets** | | 143,056 |
| | | |
| **PLANT PROPERTY AND EQUIPMENT:** | | |
| Property and equipment | | 20,011 |
| Accumulated depreciation | | (7,288) |
| Operating Lease Right of Use Asset | | 3,691 |
| **Property and equipment, net** | | 16,414 |
| | | |
| **NON-CURRENT ASSETS:** | | |
| Goodwill | | 222,905 |
| Other intangibles, net | | 96,420 |
| **Other non-current assets** | | 319,325 |
| | | |
| **Total assets** | $ | 478,795 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 43,876 |
| Accrued salaries and benefits | | 2,425 |
| Other current liabilities | | 874 |
| Income tax payable | | 1,074 |
| **Current liabilities** | | 48,249 |
| | | |
| **NON-CURRENT LIABILITIES:** | | |
| Deferred Non Current Tax Liabilities | | - |
| Other non-current liabilities | | 6,770 |
| **Non-current liabilities** | | 6,770 |
| | | |
| **Total liabilities** | | 55,019 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 1,400 |
| Retained earnings | | 422,376 |
| **Total equity** | | 423,776 |
| | | |
| **Total liabilities and equity** | $ | 478,795 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

# Simplifile LC
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | | |
|---|---:|---:|
| **Revenue:** | | |
| Transaction and clearing fees, net | $ | 115,487 |
| Other revenue | | 3,722 |
| **Total Revenue** | | 119,209 |
| | | |
| **Expenses:** | | |
| Compensation and benefits | | 23,178 |
| Professional services | | 534 |
| M&A Expenses | | 664 |
| Technology and communication | | 17,207 |
| Rent and occupancy | | 757 |
| Selling, general and administrative | | 2,863 |
| Depreciation and amortization | | 11,332 |
| **Operating expenses** | | 56,535 |
| **Operating income** | | 62,674 |
| Interest income | | 1 |
| Intercompany interest income | | 88 |
| **Other expense, net** | | 89 |
| **Pre-tax net income** | | 62,763 |
| | | |
| Income tax expense | | 15,077 |
| **Net income** | $ | 47,686 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Stock Clearing Corporation**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Due from Affiliates | | $ 2,764 |
| | Current assets | 2,764 |

**NON-CURRENT ASSETS:**

| | | |
|---|---|---:|
| Goodwill | | (19) |
| Other noncurrent assts | | 300 |
| | **Other non-current assets** | 281 |
| | **Assets** | 3,045 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | | - |
| | **Current liabilities** | - |
| | **Liabilities** | - |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 3,045 |
| | **Equity** | 3,045 |
| | **Total liabilities and equity** | $ 3,045 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Stock Clearing Corporation**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Other revenues | $ - |
| **Total revenue** | - |
| Selling, general and administrative | - |
| **Operating expenses** | - |
| **Operating income** | - |
| **Other expense, net** | - |
| **Pre-tax net income** | - |
| Income tax expense | - |
| **Net income** | - |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Strike Network Services LLC**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 12 |
| Due from affiliates | | 21 |
| **Current assets** | | 33 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 401 |
| Accumulated depreciation | (332) |
| **Property and equipment, net** | 69 |
| **Assets** | 102 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |
| **Liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 102 |
| **Equity** | | 102 |
| **Total liabilities and equity** | $ | 102 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Strike Network Services LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | **0** |
| Depreciation and amortization | 68 |
| **Operating expenses** | **68** |
| **Operating loss** | **(68)** |
| | |
| **Pre-tax net loss** | **(68)** |
| | |
| **Net loss** | **(68)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# StrikeNET LLC
# BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 26 |
| Due from affiliates | | 92 |
| **Current assets** | | 118 |
| **Assets** | | 118 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | - |
| **Current liabilities** | 0 |
| **Liabilities** | 0 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained earnings | | 118 |
| **Equity** | | 118 |
| **Total liabilities and equity** | $ | 118 |

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**StrikeNET LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | **1** |
| Selling, general and administrative | 1 |
| **Operating expenses** | **1** |
| **Operating loss** | **0** |
| **Pre-tax net loss** | **0** |
| **Net loss** | **0** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Super Peach Acquisition Corp.
# Balance Sheet
# As of December 31, 2021
# (Unaudited)
# (in thousands)

| | | |
|---|---|---:|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 137 |
| Prepaid expenses and other current assets | | 88 |
| **Current assets** | | 225 |
| | | |
| **Total assets** | $ | 225 |
| | | |
| **LIABILITIES and EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Accounts payable and accrued liabilities | $ | 2 |
| Intercompany | | 200 |
| **Current liabilities** | | 202 |
| | | |
| **Total liabilities** | | 202 |
| | | |
| **EQUITY:** | | |
| Contributed capital | | 25 |
| Retained deficit | | (2) |
| **Total equity** | | 23 |
| | | |
| **Total liabilities and equity** | $ | 225 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Super Peach Acquisition Corp.
## Statement of Income
## Year Ended December 31, 2021
## (Unaudited)
## (in thousands)

| | |
|---|---:|
| **Revenue:** | |
| **Total Revenue** | - |
| | |
| **Expenses:** | |
| Professional services | 2 |
| **Operating expenses** | 2 |
| **Operating loss** | (2) |
| | |
| **Net loss** | $ (2) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Super Peach Acquisition Sponsor, LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)

**ASSETS:**

| | | |
|---|---|---|
| Other assets | | 1 |
| **Total assets** | $ | 1 |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | |
|---|---|
| Member capital | 1 |
| **Equity** | 1 |

| | | |
|---|---|---|
| **Total equity** | $ | 1 |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Tap and Trade, Inc.
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)

**ASSETS:**

| | | |
|---|---|---:|
| Other assets | | 1 |
| **Total assets** | $ | **1** |

**LIABILITIES AND EQUITY:**

.

**EQUITY:**

| | |
|---|---:|
| Member capital | 1 |
| **Equity** | **1** |

| | | |
|---|---|---:|
| **Total equity** | $ | **1** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the
ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission.



# The Clearing Corporation
# Balance Sheet
# As of December 31, 2021
(Unaudited)
(in thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,655 |
| Due from affiliate | | - |
| **Current Assets** | | 1,655 |

**PLANT PROPERTY AND EQUIPMENT:**

| | | |
|---|---|---|
| Property and equipment cost | | - |
| Accumulated depreciation | | - |
| **Property and Equipment, Net** | | 0 |

**OTHER NONCURRENT ASSETS:**

| | | |
|---|---|---|
| Goodwill | | 22,514 |
| **Other non-current assets** | | 22,514 |
| **Assets** | $ | 24,169 |

**LIABILITIES and EQUITY:**

**NON CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Deferred Tax Liabilities -Non Current | | - |
| **Other non-current liabiities** | | 0 |

**CURRENT LIABILITIES:**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | - |
| Due to affiliate | | 42 |
| **Current liabilities** | | 42 |
| **Liabilities** | | 42 |

**EQUITY:**

| | | |
|---|---|---|
| Contributed capital | | 90,246 |
| Retained deficit | | (66,119) |
| **Total Equity** | | 24,127 |
| **Total Liabilities and Equity** | $ | 24,169 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# The Clearing Corporation
## Statement of Income
## Year Ended December 31, 2021
(Unaudited)
(in thousands)

| | |
|---|---:|
| **Revenues:** | |
| Other revenue | $ - |
| **Total revenue** | - |
| | |
| **Expenses:** | |
| Selling, general and administrative | 11 |
| **Operating expenses** | 11 |
| **Operating loss** | (11) |
| | |
| Interest income | - |
| **Other income** | - |
| | |
| **Pre-tax net loss** | (11) |
| Income tax benefit | 13 |
| **Net Income** | $ 2 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# TheDebtCenter, L.L.C.
# Balance Sheet
# As of December 31, 2021
(Unaudited)
(in thousands)

**Current assets:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | - |
| Income Tax Receivable | | 2 |
| **Current assets** | | 2 |

**Other non-current assets:**

| | |
|---|---:|
| Goodwill | 423,555 |
| Other intangibles assets, net | (5) |
| Investment in subsidiary | 240,876 |
| **Other non-current assets** | 664,426 |

| | | |
|---|---|---:|
| **Total assets** | $ | 664,428 |

### LIABILITIES and EQUITY

**Current liabilities:**

| | | |
|---|---|---:|
| Due to affiliates, net | $ | 584 |
| **Current liabilities** | | 584 |

| | |
|---|---:|
| **Total liabilities** | 584 |

**Equity:**

| | |
|---|---:|
| Retained earnings | 663,844 |
| **Total equity** | 663,844 |

| | | |
|---|---|---:|
| **Total liabilities and equity** | $ | 664,428 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TheDebtCenter, L.L.C.**
**Statement of Income**
**Year Ended December 31, 2021**
(Unaudited)
(in thousands)

| | | |
|---|---:|---:|
| **Revenues:** | | |
| Other revenues | $ | - |
| **Total revenues** | | - |
| | | |
| **Expenses:** | | |
| Depreciation and amortization | | - |
| **Operating expenses** | | - |
| **Operating loss** | | - |
| Other expenses, net | | - |
| **Other expense, net** | | - |
| **Pre-tax net loss** | | - |
| Income tax expense | | 1 |
| **Net loss** | $ | (1) |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TMC Bonds, L.L.C.**
**BALANCE SHEET**
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,271 |
| Accounts receivable, net of allowance | | 15 |
| Due from affiliates | | 57,295 |
| Income tax receivable | | 7 |
| **Current assets** | | 58,588 |

**NON-CURRENT ASSETS:**

| | |
|---|---:|
| Goodwill | 42 |
| **Other non-current assets** | 42 |
| **Assets** | 58,630 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 2 |
| **Current liabilities** | 2 |
| **Liabilities** | 2 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Additional paid-in capital | | 1,263 |
| Retained earnings | | 57,365 |
| **Equity** | | 58,628 |
| **Total liabilities and equity** | $ | 58,630 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TMC Bonds, L.L.C.**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | | |
|---|---|---:|
| Data services fees, net | $ | 192 |
| **Total revenue** | | **192** |
| Technology and communication | | 29 |
| Selling, general and administrative | | (151) |
| Affiliate expense | | 63 |
| **Operating expenses** | | **(59)** |
| **Operating income** | | **251** |
| Affiliate interest income | | 103 |
| **Other income, net** | | **103** |
| **Pre-tax net income** | | **354** |
| Income tax expense | | 3 |
| **Net income** | | **351** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# TradeCapture OTC Corp
# Balance Sheet
# As Of December 31, 2021
# (Unaudited)
# (in thousands)

**CURRENT ASSETS:**

| | |
|---|---:|
| Accounts receivable, net of allowance | - |
| Current Income Tax Receivable | 2 |
| **Current assets** | 2 |

**PROPERTY PLANT AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment cost | 5,635 |
| Accumulated depreciation | (4,616) |
| **Property and equipment net** | 1,019 |

**OTHER NON-CURRENT ASSETS**

| | |
|---|---:|
| Investment in subsidiary | 168 |
| **Other non-current assets** | 168 |
| **Total assets** | $ 1,189 |

**LIABILITIES AND EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Accounts payable and accrued liabilities | 32 |
| Accrued salaries and benefits | 267 |
| Due to affiliates | 20,638 |
| **Current liabilities** | 20,937 |

**NONCURRENT LIABILITIES:**

| | |
|---|---:|
| Deferred tax liabilities - noncurrent | 263 |
| **NonCurrent Liabilities** | 263 |
| **Total liabilities** | 21,200 |

**EQUITY:**

| | |
|---|---:|
| Additional paid-in capital | 5,302 |
| Net deficit | (25,313) |
| **Equity** | **(20,011)** |
| **Total liabilities and equity** | $ 1,189 |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of no
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incor
taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all
the information required by generally accepted accounting principles for complete financial statements. These financial
statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes the
for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the
Securities and Exchange Commission.



**TradeCapture OTC Corp**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

**REVENUES:**

| | | |
|---|---|---:|
| Other revenue | $ | - |
| **Operating revenues** | | **0** |

**OPERATING EXPENSES:**

| | |
|---|---:|
| Compensation and benefits | 377 |
| Professional services | 16 |
| Technology and communcations | 51 |
| Selling, general & administration | 0 |
| Amortization & depreciation expense | 669 |
| Service & license fees to affiliates | 146 |
| **Operating expenses** | **1,259** |
| | |
| **Operating loss** | **(1,259)** |
| | |
| Income tax benefit | **346** |
| | |
| **Net loss** | $ **(913)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# TradeCapture OTC Holdings, Inc.
## Balance Sheet
### As Of December 31, 2021
### (Unaudited)
### (In thousands)

**CURRENT ASSETS:**

| | | |
|---|---|---|
| Due from affiliate | $ | 5,993 |
| **Current assets** | | 5,993 |

**OTHER NON-CURRENT ASSETS**

| | | |
|---|---|---|
| Deferred tax assets - non-current | | 8 |
| Goodwill | | 8,744 |
| **Other non-current assets** | | 8,752 |
| **Total assets** | $ | **14,745** |

.

**LIABILITIES:**

| | | |
|---|---|---|
| Accounts Payable and Accrued Liabilities | $ | 2 |
| **Liabilities** | | **2** |

.

**EQUITY:**

| | | |
|---|---|---|
| Contributed Capital | $ | 10,880 |
| Retained Earnings | | 3,863 |
| **Equity** | | **14,743** |

| | | |
|---|---|---|
| **Total liability and equity** | $ | **14,745** |

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**TradeCapture OTC Holdings, Inc.**
**Income Statement**
**Year Ended December 31, 2021**
**(Unaudited)**
**(In thousands)**

| | | |
|---|---|---:|
| **TOTAL REVENUE** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Selling, general and administrative | | 13 |
| **Operating expenses** | | **13** |
| | | |
| **Pre-tax net loss** | | (13) |
| | | |
| Income tax benefit | | 3 |
| | | |
| **Net loss** | $ | **(10)** |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Trebuchet Holdings, LLC
## Balance Sheet
## As Of December 31, 2021
## (Unaudited)
## (In thousands)

| | | |
|---|---|---:|
| **PLANT PROPERTY AND EQUIPMENT** | | |
| Property and equipment cost | $ | 1,060 |
| Accumulated depreciation | | (1,060) |
| **Property and equipment net** | | 0 |
| | | |
| **Total assets** | $ | - |
| | | |
| **LIABILITIES AND MEMBER EQUITY:** | | |
| | | |
| **CURRENT LIABILITIES:** | | |
| Due to affiliates | $ | 2,000 |
| **Current liabilities** | | 2,000 |
| | | |
| **Total liabilities** | | **2,000** |
| | | |
| **EQUITY:** | | |
| | | |
| Contributed capital | | 1,659 |
| Retained deficit | | (3,659) |
| **Equity** | | **(2,000)** |
| | | |
| **Total liabilities and equity** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



| | | |
|---|---|---|
| **Total Revenue** | $ | - |
| | | |
| **OPERATING EXPENSES:** | | |
| Amortization & depreciation expense | $ | - |
| **Operating expenses** | | - |
| | | |
| **Net loss** | $ | - |

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



# Wireless Internetwork LLC
## BALANCE SHEET
**As of December 31, 2021**
**(Unaudited)**
**(in thousands)**

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 3 |
| **Current assets** | | 3 |

**PLANT PROPERTY AND EQUIPMENT:**

| | |
|---|---:|
| Property and equipment | 112 |
| Accumulated depreciation | (100) |
| **Property and equipment, net** | 12 |
| **Assets** | 15 |

**LIABILITIES and EQUITY:**

**CURRENT LIABILITIES:**

| | |
|---|---:|
| Due to afilliates | 118 |
| **Current liabilities** | 118 |
| **Liabilities** | 118 |

**SHAREHOLDERS EQUITY:**

| | | |
|---|---|---:|
| Retained deficit | | (103) |
| **Equity** | | (103) |
| **Total liabilities and equity** | $ | 15 |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



**Wireless Internetwork LLC**
**STATEMENT OF INCOME**
**Year Ended December 31, 2021**
**(Unaudited)**
**(in thousands)**

| | |
|---|---:|
| Data services fees, net | - |
| **Total revenue** | **-** |
| Depreciation and amortization | 12 |
| **Operating expenses** | **12** |
| **Operating loss** | **(12)** |
| **Pre-tax net loss** | **(12)** |
| **Net loss** | **(12)** |

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2021 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2021, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

EXHIBIT I

The audited consolidated financial statements for
New York Stock Exchange LLC for the year ended
December 31, 2021 follow.

CONSOLIDATED FINANCIAL STATEMENTS

New York Stock Exchange LLC and Subsidiaries
Year Ended December 31, 2021
With Report of Independent Auditors

New York Stock Exchange LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2021

# Contents



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## Report of Independent Auditors

The Board of Directors and Management
New York Stock Exchange LLC and Subsidiaries

### Opinion

We have audited the consolidated financial statements of New York Stock Exchange LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.



**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

*Ernst & Young LLP*

June 17, 2022

3

New York Stock Exchange LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2021

**Assets**

Current assets:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 23 |
| Short term investments | | 9 |
| Accounts receivable, net | | 211 |
| Due from affiliates | | 1,801 |
| Loan receivable from affiliate | | 2,977 |
| Other current assets | | 14 |
| Total current assets | | 5,035 |

Non-current assets:

| | | |
|---|---|---|
| Property and equipment, net | | 562 |
| Goodwill | | 1,564 |
| Other intangible assets, net | | 1,803 |
| Other non-current assets | | 605 |
| Total non-current assets | | 4,534 |
| Total assets | $ | 9,569 |

**Liabilities and equity**

Current liabilities:

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 182 |
| Due to affiliates | | 2,060 |
| Deferred revenue | | 48 |
| Total current liabilities | | 2,290 |

Non-current liabilities:

| | | |
|---|---|---|
| Accrued employee benefits | | 160 |
| Deferred revenue | | 63 |
| Deferred income taxes | | 466 |
| Other non-current liabilities | | 121 |
| Total non-current liabilities | | 810 |
| Total liabilities | | 3,100 |
| Equity | | 6,469 |
| Total liabilities and equity | $ | 9,569 |

*See accompanying notes to consolidated financial statements.*

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2021

| | | |
|---|---|---:|
| Revenues: | | |
| Transaction fees | $ | 740 |
| Listing fees | | 445 |
| Data services fees | | 252 |
| Affiliate | | 184 |
| Other | | 32 |
| Total revenues | | 1,653 |
| Transaction-based expenses: | | |
| Section 31 fees | | 112 |
| Cash liquidity payments, routing and clearing | | 462 |
| Total revenues less transaction-based expenses | | 1,079 |
| | | |
| Operating expenses: | | |
| Compensation and benefits | | 189 |
| Technology and communications | | 48 |
| Professional services | | 40 |
| Rent and occupancy | | 9 |
| Selling, general and administrative | | 68 |
| Depreciation and amortization | | 95 |
| Affiliate | | 36 |
| Total operating expenses | | 485 |
| Operating income | | 594 |
| | | |
| Other income: | | |
| Interest and other income, net | | 37 |
| Income before income tax expense | | 631 |
| Income tax expense | | 163 |
| Net income | $ | 468 |
| | | |
| Other comprehensive income: | | |
| Employee benefit plan adjustments | | 11 |
| Total comprehensive income | $ | 479 |

*See accompanying notes to consolidated financial statements.*

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2021

| | | |
|---|---|---|
| Balance at January 1, 2021 | $ | 5,982 |
| Net income | | 468 |
| Contribution from ICE | | 6 |
| Employee benefit plan adjustments to accumulated other comprehensive income | | 11 |
| Stock-based compensation | | 22 |
| Asset assignment adjustment | | (20) |
| Balance at December 31, 2021 | $ | 6,469 |

*See accompanying notes to consolidated financial statements.*

New York Stock Exchange LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2021

| | | |
|---|---|---:|
| **Operating activities:** | | |
| Net income | $ | 468 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
|   Depreciation and amortization | | 95 |
|   Stock-based compensation | | 22 |
|   Deferred income taxes | | 3 |
|   Change in assets and liabilities: | | |
|     Accounts receivable | | 62 |
|     Loan receivable from affiliate | | (449) |
|     Other assets | | (8) |
|     Accounts payable and accrued liabilities | | (48) |
|     Due to affiliates, net | | (80) |
|     Deferred revenue | | 10 |
|     Accrued employee benefits | | (2) |
|     Other liabilities | | 10 |
|  Total adjustments | | (385) |
|  Net cash provided by operating activities | | 83 |
| | | |
| **Investing activities:** | | |
| Capital expenditures | | (90) |
| Net cash used in investing activities | | (90) |
| | | |
| Net decrease in cash and cash equivalents | | (7) |
| Cash and cash equivalents, beginning of year | | 30 |
| Cash and cash equivalents, end of year | $ | 23 |
| | | |
| **Supplemental cash and non-cash flow disclosure:** | | |
| Cash paid for income taxes | $ | 2 |
| Non-cash contribution from parent | | 6 |

*See accompanying notes to consolidated financial statements.*

New York Stock Exchange LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2021

## 1.  Description of Business

New York Stock Exchange LLC (the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including the Exchange. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses.  ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has four other subsidiary SRO's: NYSE Arca, Inc., NYSE American LLC, NYSE National, Inc., and  NYSE Chicago , Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

## 2.  Significant Accounting Policies

### Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include Stock Clearing Corporation, NYSE Market (DE), Inc., FINRA/NYSE Trade Reporting Facility LLC, Hercules Solutions LLC, and Securities Industry Automation Corporation (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

### Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Affiliate Revenues and Expenses**

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

**Cash and Cash Equivalents**

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021, the Company held $19 million of these types of investments.

**Short Term Investments**

The Exchange's financial investments generally are carried at fair value, with changes in fair value, whether realized or unrealized, recognized in other income.

**Property and Equipment**

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 6). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

**Allowance for Doubtful Accounts**

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments,*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was $4 million as of the balance sheet date.

**Software Development Costs**

The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use. Software development costs incurred during the preliminary or maintenance project stages are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed seven years. Amortization of these capitalized costs begins only when the software becomes ready for its

intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.

**Goodwill and Other Intangible Assets**

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable definite-lived and indefinite-lived intangible assets consist of exchange registration and licenses, customer relationships, trade names and other intangible assets. The Company did not record an impairment charge related to goodwill and other intangible assets during the year ended December 31, 2021.

**Accrued Employee Benefits**

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheets, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 9).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statements of income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

**Income Taxes**

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Income taxes reflected in the accompanying financial statements are generally calculated as if the Exchange filed separate income tax returns, except where allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes

or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

**Revenue Recognition**

The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services.

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action-related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied

over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for New York Stock Exchange proprietary data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. We collect annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. We also charge customers for accessing our data services through Secured Financial Transaction Infrastructure, or "SFTI". SFTI is a physical network infrastructure that connects our markets and other major market centers with market participants and allows those participants to receive data feeds. Revenues are primarily subscription-based, billed monthly, quarterly or annually in advance and recognized ratably over time as our performance obligations of data delivery are met consistently throughout the period. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2021, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2021, $634 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $445 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. Generally, fees for other revenues contain one performance obligation. Services for other revenues are primarily satisfied at a point in time. Therefore, there is no need to allocate the fee and no deferral results as we have no further obligation to the customer at that time.

**Transaction-Based Expenses**

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. security exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange, in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of

comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

**Leases**

Operating lease right-of-use assets and liabilities are recorded at the lease commencement date based on the present value of the lease payments to be made over the lease term using an estimated incremental borrowing rate. The Exchange expenses rent monthly on a straight-line basis, as a reduction to the right-of-use asset. Rent expense is included in rent and occupancy in the accompanying statement of comprehensive income.

**Fair Value Measurements**

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Exchange's financial instruments consist primarily of cash and cash equivalents, short term investments, customer accounts receivable and other short-term assets and liabilities.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

  – **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.

  – **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

  – **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

**Recently Adopted and New Accounting Pronouncements**

In December 2019, the Financial Accounting Standards Board, or FASB, issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, or ASU 2019-12, effective for fiscal

years beginning after December 15, 2020. ASU 2019-12 has no material impact to the Exchange's financial statements.

### 3. Other Intangibles

The Exchange's intangible assets include $1,798 million of intangible assets purchased in connection with the ICE acquisition on November 13, 2013. The following table presents the details of the intangible assets as of December 31, 2021 (in millions):

| | Assigned Value | Accumulated Amortization | Useful Life |
|---|---|---|---|
| Exchange registration and licenses | $ 1,524 | $ — | Indefinite |
| Customer relationships | 228 | (109) | 17 years |
| Trade names | 155 | — | Indefinite |
| Other intangible assets | 72 | (67) | 5 years |
| Total | $ 1,979 | $ (176) | |

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average seventeen year and three-year useful life for customer relationships and other intangible assets, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2021, amortization expense of acquired intangible assets was $14 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income.

The estimated future amortization expense of acquired intangible assets is as follows (in millions):

| Year Ending December 31: | |
|---|---|
| 2022 | $ 14 |
| 2023 | 14 |
| 2024 | 14 |
| 2025 | 14 |
| 2026 | 14 |
| Thereafter | 54 |
| Total | $ 124 |

### 4. Income Taxes

The components of the income tax provision for the year ended December 31, 2021 were as follows (in millions):

| | | |
|---|---|---:|
| **Current:** | | |
| Federal | $ | 113 |
| State and local | | 47 |
| Total current | | 160 |
| **Deferred:** | | |
| Federal | | 5 |
| State and local | | (2) |
| Total deferred | | 3 |
| **Total tax expense** | $ | 163 |

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2021 was as follows:

| | |
|---|---:|
| Federal statutory rate | 21 % |
| State and local taxes (net of federal benefit) | 6 |
| Other | (1) |
| Effective tax rate | 26 % |

The effective tax rate is greater than the federal statutory rate primarily due to state and local income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts

used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2021 (in millions):

| | | |
|---|---|---|
| **Deferred tax assets:** | | |
| Deferred compensation | $ | 44 |
| Deferred revenue | | 17 |
| Lease liability | | 20 |
| Liability reserve | | 12 |
| Tax credits and NOL carryforwards | | 4 |
| Total before valuation allowance | | 97 |
| Valuation allowance | | (4) |
| Total deferred tax assets, net of valuation allowance | $ | 93 |
| | | |
| **Deferred tax liabilities:** | | |
| Acquired intangible assets | $ | (493) |
| Right of use asset | | (14) |
| Property and equipment | | (43) |
| Other | | (9) |
| Total deferred tax liabilities | | (559) |
| Net non-current deferred tax assets/(liabilities) | $ | (466) |

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

As of December 31, 2021, the Exchange has gross state and local net operating loss carry-forwards of $52 million. The net operating loss begins to expire in 2030.

For the year ended December 31, 2021 the unrecognized tax benefits increased by $4 million, primarily based on tax positions related to the current year. The ending balance is $36 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2021, the Exchange recognized $2 million of tax expense for interest and penalties. Accrued interest and penalties were $9 million as of December 31, 2021. Tax years prior to 2010 no longer remain subject to examination.

The Exchange assigned certain assets to an affiliate; the tax effect of the assignment is recorded as an adjustment to equity and due to affiliates on the consolidated balance sheet.

## 5. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments

to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE to support the operations of the Exchange. The expenses incurred by ICE primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services as well as other direct and overhead costs. NYSE Arca, Inc. acts as a routing agent of the Exchange by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2021, expenses of $36 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

The Exchange has entered into service agreements with affiliates who are wholly-owned subsidiaries of Parent, to provide management and technical support services. The expenses incurred by the Exchange primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2021, revenues of $184 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2021, the Exchange had a $1,801 million receivable and a $2,060 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $24 million have been received from affiliates and payments of $110 million have been made to affiliates subsequent to the year ended December 31, 2021.

Additionally, as of December 31, 2021, the Exchange had a loan receivable from the Parent of $2,977 million. Amounts were borrowed by Parent to fund its operations under a revolving line of credit that bears interest equal to the three-month LIBOR rate applied to the principal amount outstanding. During the year ended December 31, 2021, interest income of $5 million has been recorded and is included in interest and other income, net in the accompanying consolidated statement of comprehensive income.

## 6. Property & Equipment

Components of property and equipment were as follows as of December 31, 2021 (in millions):

| | | |
|---|---|---:|
| Land, buildings and building improvements | $ | 321 |
| Leasehold improvements | | 151 |
| Computers and equipment | | 173 |
| Software, including software development costs | | 241 |
| Furniture and fixtures | | 19 |
| Construction in Progress | | 47 |
| Right-of-use lease assets | | 51 |
| | | 1,003 |
| Less: accumulated depreciation and amortization | | (441) |
| Total property and equipment, net | $ | 562 |

For the year ended December 31, 2021, amortization of software, including software development costs, was $32 million and depreciation of all other property and equipment was $49 million. These expenses are included in depreciation and amortization expense in the consolidated statement of comprehensive income. The unamortized software balance, including software development costs, was $62 million as of December 31, 2021.

## 7. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes. Due to delays and failures in implementation and functionality by the original plan processor, as well as proposals published in 2019 by the SEC for an amended timeline and implementation structure, we believed the risk that execution venues are not reimbursed was probable. The Exchange therefore recorded impairment during 2019 and 2020 as deemed appropriate. Until the SEC approves a funding model that shares the cost of the CAT between the SROs and broker-dealers, the Exchange may continue to incur additional costs, which may become significant and may not be reimbursed.

During the year ended December 31, 2021, total payments to the CAT were $6.3 million with $5.5 million being recorded to non-current assets in the consolidated balance sheet and $0.8 million recorded to professional services in the consolidated statement of comprehensive income. As of December 31, 2021, the Exchange has a remaining accrual of approximately $9 million in other non-current assets in the consolidated balance sheet as a receivable in connection with our portion of expenses related to the CAT implementation. There were no write-offs in 2021 and there is no impairment as of December 31, 2021.

## 8. Deferred Revenue

Total deferred revenue was $111 million as of December 31, 2021, including $48 million in current deferred revenue and $63 million in non-current deferred revenue. During 2021, there were additions of $455 million and amortization of $445 million in deferred revenue. Included in the amortization recognized in 2021, $40 million related to the deferred revenue balance as of January 1, 2021. As of December 31, 2021, we estimate that our deferred revenue will be recognized in the following years (in millions):

| | Original Listing Revenues | | Other Listing Revenues | | Total | |
|---|---|---|---|---|---|---|
| 2022 | $ | 18 | $ | 31 | $ | 49 |
| 2023 | | 3 | | 23 | | 26 |
| 2024 | | — | | 17 | | 17 |
| 2025 | | — | | 12 | | 12 |
| 2026 | | — | | 6 | | 6 |
| Thereafter | | — | | 1 | | 1 |
| Total | $ | 21 | $ | 90 | $ | 111 |

## 9. Pension and Other Benefit Plans

The employees of the Exchange and its Subsidiaries participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. The Exchange and NYSE American LLC represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2021; however, they are not managed separately. Based on the Exchange's 92% share, the accompanying consolidated financial statements includes $68 million of non-current assets classified as other non-current assets, $12 million of current liabilities classified as accounts payable and accrued liabilities, $152 million of non-current liabilities classified as accrued employee benefits, $44 million of other comprehensive loss reflected as equity, and net expense of the Plans of $3 million classified as other income, net. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

### *Defined Benefit Pension Plans*

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2021, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2022. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and ICE's business objectives. ICE's long-term objective is to keep the plan at or near full funding, while minimizing the risk inherent in pension plans.

The fair values of the pension plan assets at December 31, 2021, by asset category were as follows (in millions). See Note 10 for further detail on fair value of financial instruments.

| Asset Category | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Cash | $ 7 | $ — | $ — | $ 7 |
| Equity securities: | | | | |
| U.S. large-cap | — | 26 | — | 26 |
| U.S. small-cap | — | 6 | — | 6 |
| International | — | 15 | — | 15 |
| Fixed income securities | 137 | 720 | 6 | 863 |
| Total | $ 144 | $ 767 | $ 6 | $ 917 |

The above table excludes trades pending settlement with a net obligation of $3 million as of December 31, 2021. These trades settled in January 2022.

The measurement date for the pension plan is December 31, 2021. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 10, as of

December 31, 2021 and a statement of funded status of the pension plan as of December 31, 2021 (in millions):

| | | |
|---|---|---:|
| **Change in benefit obligation:** | | |
| Benefit obligation at January 1, 2021 | $ | 914 |
| Interest cost | | 14 |
| Actuarial loss | | (35) |
| Benefits paid | | (47) |
| Benefit obligation at December 31, 2021 | | 846 |
| | | |
| **Change in plan assets:** | | |
| Fair value of plan assets at January 1, 2021 | | 975 |
| Actual return on plan assets | | (8) |
| Benefits paid | | (47) |
| Fair value of plan assets at December 31, 2021 | | 920 |
| Funded status | | 74 |
| Accumulated benefit obligation | | 846 |
| **Amounts recognized in the ICE consolidated balance sheet:** | | |
| Accrued pension plan asset | | 74 |

The components of the pension plan expense in the ICE consolidated statement of income are set forth below for the year ended December 31, 2021 (in millions):

| | Year Ended December 31, 2021 | |
|---|---|---:|
| Interest cost | $ | 14 |
| Estimated return on plan assets | | (19) |
| Amortization of loss | | 6 |
| Aggregate pension expense | $ | 1 |

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

| | | |
|---|---|---:|
| 2022 | $ | 49 |
| 2023 | | 50 |
| 2024 | | 49 |
| 2025 | | 50 |
| 2026 | | 49 |
| Next 5 years | | 238 |

**Supplemental Executive Retirement Plan**

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees.  Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2021, the cash surrender value of such policies was $61 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2021 (in millions):

| | | |
|---|---|---:|
| Change in benefit obligations: | | |
| Benefit obligation at January 1, 2021 | $ | 38 |
| Interest cost | | 1 |
| Actuarial loss | | (1) |
| Benefits paid | | (5) |
| Benefit obligation at December 31, 2021 | | 33 |
| Funded status | | (33) |
| **Amounts recognized in the ICE consolidated balance sheet:** | | |
| Other current liabilities | | (4) |
| Accrued employee benefits | | (29) |

SERP plan expense in the ICE consolidated statement of income was $1 million for the year ended December 31, 2021 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

| | | |
|---|---|---:|
| 2022 | $ | 4 |
| 2023 | | 4 |
| 2024 | | 3 |
| 2025 | | 3 |
| 2026 | | 3 |
| Next 5 years | | 10 |

**Pension and SERP Plan Assumptions**

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

|  | December 31, 2021 |
|---|---|
| Weighted-average discount rate for determining benefit obligations (pension/SERP) | 2.6%/2.1% |
| Weighted-average discount rate for determining interest costs (pension/SERP plans) | 1.6%/1.1% |
| Expected long-term rate of return on plan assets (pension/SERP) | 2.3%/ N/A |
| Rate of compensation increase | N/A |

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

**Postretirement Benefit Plans**

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $2 million for the year ended December 31, 2021.

The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2021 is 2.6%. The weighted average discount rate for determining the interest cost as of December 31, 2021 is 1.6%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

|  | Year Ended December 31, 2021 |
| --- | --- |
| Benefit obligation at the end of year | $ 145 |
| Interest cost | 2 |
| Actuarial gain | (2) |
| Employee contributions | 2 |
| Benefits paid | (11) |
| **Amounts recognized in the ICE consolidated balance sheet:** | |
| Other current liabilities | (8) |
| Accrued employee benefits | (136) |

The following table shows the payments projected (net of expected Medicare subsidy receipts of $9 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

|  |  |
| --- | --- |
| 2022 | $ 8 |
| 2023 | 8 |
| 2024 | 8 |
| 2025 | 8 |
| 2026 | 8 |
| Next 5 years | 41 |

For measurement purposes, ICE assumed a 5.7% annual rate of increase in the per capita cost of covered health care benefits in 2021 which will decrease on a graduated basis to 4.5% in the year 2038 and thereafter.

**Accumulated Other Comprehensive Income**

The accumulated other comprehensive loss, after tax, as of December 31, 2021 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

|  | Pension Plans | SERP Plans | Post-retirement Benefit Plans | Total |
| --- | --- | --- | --- | --- |
| Unrecognized net actuarial losses (gains), after tax | $ 56 | $ 6 | $ (14) | $ 48 |

**Defined Contribution Plans**

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2021 were $63 million related to the Parent's defined contribution plans.

## 10. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments at fair value in accordance with the Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

**Fair Value Hierarchy**

Financial assets and liabilities are classified based on inputs used to establish fair value as disclosed in Note 2.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 9 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

A summary of current investments at December 31, 2021 is as follows (in millions):

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Mutual Funds (SERP/SESP)[1] | $ 9 | $ — | $ — | $ 9 |

(1) Equity and fixed income mutual funds held for the purpose of providing future payments of the SERP and the SESP.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2021, none of these assets were required to be recorded at fair value since no impairments were recorded.

## 11.  Leases

The Exchange leases office and data center space and incurs fees for offsite storage. The Exchange recognizes rent expense monthly on a straight-line basis for each respective operating lease, as a reduction to the right-of-use asset. The Exchange recognized less than $1 million of rent expense for office space as rent and occupancy, and $11 million of technology and communication expense for data center space in 2021, within the Exchange's consolidated statement of comprehensive income. The Exchange does not have any significant variable lease costs related to building and maintenance costs, real estate taxes, or other charges.

Details of our lease asset recorded to property and equipment, net, current liability recorded to accounts payable and accrued liabilities, and non-current liability recorded to other non-current liabilities in the consolidated balance sheet are as follows (in millions):

|  | As of December 31, 2021 |
| --- | --- |
| Right-of-use lease asset | $ 51 |
| Current operating lease liability | 9 |
| Non-current operating lease liability | 49 |
| Total operating lease liability | $ 58 |

As of December 31, 2021, we estimate that our operating lease liability will be recognized in the following years (in thousands):

|  |  |
| --- | --- |
| 2022 | $ 12 |
| 2023 | 8 |
| 2024 | 8 |
| 2025 | 9 |
| 2026 | 9 |
| Thereafter | 19 |
| Lease liability amounts repayable | 65 |
| Interest costs | 7 |
| Total operating lease liability | $ 58 |

The Exchange shares office space with ICE. The Exchange's share of allocated rent and occupancy expense for the year ended December 31, 2021 was $1 million.

## 12.  Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity.  It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

**13. Subsequent Events**

Subsequent to December 31, 2021, there has been a military conflict in Eastern Europe that may have an impact on the Company's operations, the extent of which will depend on future developments. As of the date of issuance, the conflict is still ongoing and thus there is uncertainty as to the ultimate impact on the Company.

The Exchange has evaluated subsequent events and transactions through June 17, 2022, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

EXHIBIT K

The ownership structure of New York Stock Exchange LLC is as follows:

1. Full legal name:  NYSE Group, Inc.

2. Title or status:  Delaware corporation

3. Date title or status was acquired: March 7, 2006, corporate structure put in place as a result of the merger of New York Stock Exchange, Inc. and Archipelago Holdings, Inc.

4. Approximate ownership interest: 100% ownership interest

5. Whether the Person has control:  Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

An alphabetical listing of the members and member organizations of New York Stock Exchange LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained and kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NEW YORK STOCK EXCHANGE LLC

JUNE 2022

A schedule of securities listed on the New York Stock Exchange LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the New York Stock Exchange is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.